Exhibit 99.3
Consolidated Financial Statements
Table of Contents

44 Responsibility for Financial Reporting
45 Appointed Actuary’s Report to the Shareholders
45 Auditors’ Report to the Shareholders
46 Management’s Report on Internal Control over Financial Reporting
47 Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)
48 Consolidated Balance Sheets
49 Consolidated Statements of Operations
50 Consolidated Statements of Equity
51 Consolidated Statements of Cash Flows
52 Segregated Funds Consolidated Statements of Net Assets
52 Segregated Funds Consolidated Statements of Changes in Net Assets
53 Notes to the Consolidated Financial Statements
2006 Annual Report      43

Responsibility for Financial Reporting
The accompanying consolidated financial statements of Manulife Financial Corporation are the responsibility of management and have been approved by the Board of Directors. It is also the responsibility of management to ensure that all information in the annual report to shareholders is consistent with these consolidated financial statements.
The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada. Appropriate accounting policies and estimates are also used in the determination of the information prepared in accordance with United States generally accepted accounting principles. When alternative accounting methods exist, or when estimates and judgment are required, management has selected those amounts that present the Company’s financial position and results of operations in a manner most appropriate to the circumstances.
Appropriate systems of internal control, policies and procedures have been maintained to ensure that financial information is both relevant and reliable. The systems of internal control are assessed on an ongoing basis by the Company’s internal audit department.
The actuary appointed by the Board of Directors (the “Appointed Actuary”) is responsible for ensuring that assumptions and methods used in the determination of policy liabilities are appropriate to the circumstances and that reserves will be adequate to meet the Company’s future obligations under insurance and annuity contracts.
The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. These responsibilities are carried out primarily through an Audit and Risk Management Committee of unrelated and independent directors appointed by the Board of Directors.
The Audit and Risk Management Committee meets periodically with management, the internal auditors, the external auditors and the Appointed Actuary to discuss internal control over the financial reporting process, auditing matters and financial reporting issues. The Audit and Risk Management Committee reviews the consolidated financial statements prepared by management, and then recommends them to the Board of Directors for approval. The Audit and Risk Management Committee also recommends to the Board of Directors and shareholders the appointment of external auditors and approval of their fees.
The consolidated financial statements have been audited by the Company’s external auditors, Ernst & Young LLP, in accordance with Canadian generally accepted auditing standards. Ernst & Young LLP has full and free access to management and the Audit and Risk Management Committee.

Dominic D’Alessandro	Peter H. Rubenovitch
President and Chief Executive Officer	Senior Executive Vice President and Chief Financial Officer
Toronto, Canada
March 19, 2007
44     2006 Annual Report

Appointed Actuary’s Report to the Shareholders
I have valued the policy liabilities of Manulife Financial Corporation for its Consolidated Balance Sheets as at December 31, 2006 and 2005 and their change in the Consolidated Statements of Operations for the years then ended in accordance with actuarial practice generally accepted in Canada, including selection of appropriate assumptions and methods.
In my opinion, the amount of policy liabilities makes appropriate provision for all policyholder obligations and the consolidated financial statements fairly present the results of the valuation.
Simon Curtis, F.C.I.A.
Executive Vice President and Appointed Actuary
Toronto, Canada
March 19, 2007
Auditors’ Report to the Shareholders
We have audited the Consolidated Balance Sheets of Manulife Financial Corporation and the Consolidated Statements of Net Assets of its Segregated Funds as at December 31, 2006 and 2005 and the Consolidated Statements of Operations, Equity and Cash Flows of the Company and the Consolidated Statements of Changes in Net Assets of its Segregated Funds for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit of the aforementioned financial statements as at December 31, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our audit of the aforementioned financial statements as at December 31, 2005 and for the year then ended was conducted in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and its Segregated Funds as at December 31, 2006 and 2005 and the results of the Company’s operations and cash flows and the changes in the net assets of its Segregated Funds for the years then ended in conformity with Canadian generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2007 expressed an unqualified opinion thereon.
Ernst & Young LLP
Chartered Accountants
Toronto, Canada
March 19, 2007
2006 Annual Report      45

Management’s Report on Internal Control over Financial Reporting
The management of Manulife Financial Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Manulife Financial Corporation’s internal control system was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations due to manual controls. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to ensure that information and communication flows are effective and to monitor performance, including performance of internal control procedures.
Manulife Financial Corporation management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment, management believes that, as of December 31, 2006, the Company’s internal control over financial reporting is effective.
Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, the Company’s independent registered public accounting firm, as stated in their report appearing on page 47, which expressed unqualified opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006.

Dominic D’Alessandro	Peter H. Rubenovitch
President and Chief Executive Officer	Senior Executive Vice President and Chief Financial Officer
Toronto, Canada
March 19, 2007
46      2006 Annual Report

Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting on page 46 of this Annual Report, that Manulife Financial Corporation (the “Company”) maintained effective internal control over financial reporting as at December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion,the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheet of the Company and the Consolidated Statement of Net Assets of its Segregated Funds as at December 31, 2006 and the Consolidated Statements of Operations, Equity and Cash Flows of the Company and the Consolidated Statement of Changes in Net Assets of its Segregated Funds for the year then ended and our report dated March 19, 2007 expressed an unqualified opinion thereon.
Ernst & Young LLP
Chartered Accountants
Toronto, Canada
March 19, 2007
2006 Annual Report      47

Consolidated Balance Sheets

As at December 31,
(Canadian $ in millions)	2006	2005

Assets
Invested assets (note 6)
Bonds	$103,159	$103,315
Mortgages	28,131	28,008
Stocks	11,272	8,715
Real estate	5,905	5,279
Policy loans	6,413	6,120
Cash and short-term investments	10,745	8,723
Bank loans	2,009	1,806
Other investments	3,530	4,448

Total invested assets	$171,164	$166,414

Other assets
Accrued investment income	$1,557	$1,639
Outstanding premiums	669	735
Goodwill (note 21)	7,461	7,501
Intangible assets (note 5)	1,708	1,742
Miscellaneous	3,610	4,620

Total other assets	$15,005	$16,237

Total assets	$186,169	$182,651

Segregated funds net assets	$172,937	$140,361

Liabilities and Equity
Policy liabilities (note 7)	$130,819	$132,049
Deferred realized net gains (note 6)	4,442	4,295
Bank deposits	7,845	5,911
Consumer notes (note 10)	2,860	2,900
Future income tax liability, net (note 9)	2,258	1,337
Other liabilities	6,453	7,806

	$154,677	$154,298
Long-term debt (note 11)	3,062	2,457
Liabilities for preferred shares and capital instruments (note 12)	2,572	1,922
Non-controlling interest in subsidiaries (note 13)	202	187
Equity
Participating policyholders’ equity	142	157
Shareholders’ equity
Preferred shares	638	344
Common shares	14,248	14,490
Contributed surplus	125	93
Retained earnings and currency translation account	10,503	8,703

Total equity	$25,656	$23,787

Total liabilities and equity	$186,169	$182,651

Segregated funds net liabilities	$172,937	$140,361

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Dominic D’Alessandro	Arthur R. Sawchuk
President and Chief Executive Officer	Chairman of the Board of Directors
48     2006 Annual Report

Consolidated Statements of Operations

For the years ended December 31,
(Canadian $ in millions except per share amounts)	2006	2005

Revenue
Premium income	$19,104	$18,587
Investment income (note 6)	10,433	9,936
Other revenue	4,657	4,166

Total revenue	$34,194	$32,689

Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$5,949	$6,449
Maturity and surrender benefits	9,814	10,398
Annuity payments	3,316	3,366
Policyholder dividends and experience rating refunds	1,528	1,569
Net transfers to segregated funds	432	465
Change in actuarial liabilities	(1,127)	(2,376)
General expenses	3,271	3,378
Investment expenses (note 6)	892	746
Commissions	3,546	3,338
Interest expense	962	788
Premium taxes	270	244
Non-controlling interest in subsidiaries	5	2

Total policy benefits and expenses	$28,858	$28,367

Income before income taxes	$5,336	$4,322
Income taxes (note 9)	(1,366)	(1,031)

Net income	$3,970	$3,291

Loss attributed to participating policyholders	$15	$3

Net income attributed to shareholders	$3,985	$3,294
Preferred share dividends	(30)	(14)

Net income available to common shareholders	$3,955	$3,280

Weighted average number of common shares outstanding (in millions)	1,563	1,597
Weighted average number of diluted common shares outstanding (in millions)	1,579	1,612

Basic earnings per common share	$2.53	$2.05
Diluted earnings per common share (note 15)	$2.51	$2.03

The accompanying notes to these consolidated financial statements are an integral part of these statements.
2006 Annual Report     49

Consolidated Statements of Equity

For the years ended December 31,	Participating
(Canadian $ in millions)	Policyholders	Shareholders	2006	2005

Preferred shares
Balance, January 1	$—	$344	$344	$—
Preferred shares issued (note 14)	—	300	300	350
Issuance costs, net of tax	—	(6)	(6)	(6)

Balance, December 31	$—	$638	$638	$344

Common shares
Balance, January 1	$—	$14,490	$14,490	$14,646
Issued on exercise of stock options and deferred share units (note 15)	—	171	171	228
Purchase and cancellation (note 14)	—	(413)	(413)	(384)

Balance, December 31	$—	$14,248	$14,248	$14,490

Contributed surplus
Balance, January 1	$—	$93	$93	$102
Cumulative effect of adopting new accounting policy for stock-based awards (note 1(j))	—	7	7	—

Balance, January 1 — as restated	$—	$100	$100	$102
Exercise of stock options	—	(32)	(32)	(42)
Stock option expense (note 15)	—	26	26	33
Tax benefit of stock options exercised	—	31	31	—

Balance, December 31	$—	$125	$125	$93

Retained earnings
Balance, January 1	$157	$11,918	$12,075	$10,568
Cumulative effect of adopting new accounting policy for stock-based awards (note 1(j))	—	(10)	(10)	—

Balance, January 1 — as restated	$157	$11,908	$12,065	$10,568
Net income (loss)	(15)	3,985	3,970	3,291
Preferred share dividends	—	(30)	(30)	(14)
Common share dividends	—	(1,133)	(1,133)	(926)
Purchase and cancellation of common shares (note 14)	—	(1,218)	(1,218)	(854)
Transfer of participating policyholders’ retained earnings from acquisition (note 3)	—	—	—	10

Balance, December 31	$142	$13,512	$13,654	$12,075

Currency translation account
Balance, January 1	$—	$(3,215)	$(3,215)	$(2,215)
Change during the year, net of tax	—	206	206	(1,000)

Balance, December 31	$—	$(3,009)	$(3,009)	$(3,215)

Total retained earnings and currency translation account	$142	$10,503	$10,645	$8,860

Total equity	$142	$25,514	$25,656	$23,787

The accompanying notes to these consolidated financial statements are an integral part of these statements.
50      2006 Annual Report

Consolidated Statements of Cash Flows

For the years ended December 31,
(Canadian $ in millions)	2006	2005

Operating activities
Net income	$3,970	$3,291
Adjustments for non-cash items in net income:
Increase in actuarial liabilities, excluding John Hancock Fixed institutional products	3,737	2,671
Amortization of net realized and unrealized gains on investments	(1,171)	(964)
Amortization of premium/discount and mark-to-market adjustments	271	397
Other amortization	234	215
Future income tax expense	996	718
Provisions on investments	1	140
Stock-based compensation expense	26	33
Non-controlling interest in subsidiaries	1	(3)

Net income adjusted for non-cash items	$8,065	$6,498
Changes in policy related and operating receivables and payables	(19)	900

Cash provided by operating activities	$8,046	$7,398

Investing activities
Purchases and mortgage advances	$(65,693)	$(59,068)
Disposals and repayments	63,757	57,722
Net cash decrease from sales and acquisitions of subsidiaries	(59)	—

Cash used in investing activities	$(1,995)	$(1,346)

Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$(384)	$(115)
Issue of long-term debt	901	4
Repayment of long-term debt	(272)	(308)
Issue of subordinated notes	645	—
Repayment of subordinated debt securities	—	(9)
Net redemptions in John Hancock Fixed institutional products	(4,864)	(5,047)
Bank deposits, net	2,373	1,558
Capital from joint venture partner	7	—
Consumer notes (matured) issued, net	(40)	137
Preferred share dividends	(30)	(14)
Common share dividends	(1,133)	(926)
Funds repaid, net	(69)	(380)
Purchase and cancellation of common shares	(1,631)	(1,238)
Common shares issued on exercise of options	139	186
Tax benefit of stock options exercised	59	—
Preferred shares issued, net	294	344

Cash used in financing activities	$(4,005)	$(5,808)

Cash and short-term investments
Increase during the year	$2,046	$244
Currency impact on cash and short-term investments	23	(208)
Balance, January 1	8,262	8,226

Balance, December 31	$10,331	$8,262

Cash and short-term investments

Beginning of year
Gross cash and short-term investments	$8,723	$8,562
Net payments in transit, included in other liabilities	(461)	(336)

Net cash and short-term investments, January 1	$8,262	$8,226

End of year
Gross cash and short-term investments	$10,745	$8,723
Net payments in transit, included in other liabilities	(414)	(461)

Net cash and short-term investments, December 31	$10,331	$8,262

The accompanying notes to these consolidated financial statements are an integral part of these statements.
2006 Annual Report      51

Segregated Funds Consolidated Statements of Net Assets

As at December 31,
(Canadian $ in millions)	2006	2005

Investments, at market value
Cash and short-term investments	$3,410	$2,661
Bonds	11,524	11,651
Stocks and mutual funds	155,858	123,060
Other investments	4,078	3,816
Accrued investment income	86	96
Other liabilities, net (note 1(f))	(2,019)	(923)

Total segregated funds net assets	$172,937	$140,361

Composition of segregated funds net assets:
Held by policyholders	$172,048	$139,695
Held by the Company	571	361
Held by other contract holders (note 1(f))	318	305

Total segregated funds net assets	$172,937	$140,361

Segregated Funds Consolidated Statements of Changes in Net Assets

For the years ended December 31,
(Canadian $ in millions)	2006	2005

Additions
Deposits from policyholders	$33,287	$31,786
Net realized and unrealized investment gains	11,863	6,708
Interest and dividends	6,552	4,241
Net transfers from general fund	432	465
Currency revaluation	523	(4,539)
Other contracts consolidated with segregated funds (note 1(f))	—	305
Funds assumed on acquisition of a subsidiary (note 3)	—	395

Total additions	$52,657	$39,361

Deductions
Payments to policyholders	$17,674	$14,885
Management and administrative fees	2,407	2,005

Total deductions	$20,081	$16,890

Net additions for the year	$32,576	$22,471
Segregated funds net assets, January 1	140,361	117,890

Segregated funds net assets, December 31	$172,937	$140,361

The accompanying notes to these consolidated financial statements are an integral part of these statements.
52      2006 Annual Report

Notes to Consolidated Financial Statements
Table of Contents

54	Nature of Operations and Significant Accounting Policies
57	Future Accounting and Reporting Changes
59	Business Combination with John Hancock Financial Services, Inc.
59	Restructuring Costs
59	Intangible Assets
60	Invested Assets and Investment Income
62	Policy Liabilities
67	Risk Management
68	Income Taxes
69	Consumer Notes
69	Long-Term Debt
70	Liabilities for Preferred Shares and Capital Instruments
71	Non-Controlling Interest in Subsidiaries
71	Share Capital
72	Stock-Based Awards
74	Employee Future Benefits
77	Variable Interest Entities
79	Commitments and Contingencies
81	Fair Value of Financial Instruments
81	Derivative Financial Instruments
82	Segmented Information
85	Material Differences Between Canadian and United States Generally Accepted Accounting Principles
101	Comparatives
101	Subsequent Event
2006 Annual Report      53

Notes to Consolidated Financial Statements
(Canadian $ in millions except per share amounts or unless otherwise stated)

Note 1 ▪	Nature of Operations and Significant Accounting Policies
Manulife Financial Corporation (“MFC”) is a publicly traded stock life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Financial Services, Inc. (“JHF”), the holding company of a United States financial services group. MFC and its subsidiaries (collectively, “Manulife Financial” or the “Company”) provide a wide range of financial products and services, including individual life insurance, group life and health insurance, long-term care insurance, pension products, annuities and mutual funds, to individual and group customers in the United States, Canada and Asia. The Company also offers reinsurance services, primarily life and property and casualty retrocession, and provides investment management services with respect to the Company’s general fund assets, segregated fund assets and mutual funds, and to institutional customers.
MFC is incorporated under the Insurance Companies Act (Canada) (“ICA”), which requires that financial statements be prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). None of the accounting requirements of OSFI are exceptions to Canadian GAAP. The preparation of financial statements, in conformity with Canadian GAAP, requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. The most significant estimation processes relate to the provisioning for asset impairment, determination of policy liabilities, assessment of variable interest entities, determination of pension and other post-employment benefit obligations and expenses, income taxes and impairment testing of goodwill and intangible assets. Although some variability is inherent in these estimates, management believes that the amounts provided are adequate. The significant accounting policies used in the preparation of these consolidated financial statements are summarized below:
a) Basis of consolidation
MFC consolidates the financial statements of all subsidiary companies with the exception of those that are determined to be variable interest entities (“VIEs”) where MFC is not the primary beneficiary. The Company has determined that no VIE is subject to consolidation in the general fund accounts of the Company. However, as outlined in note 17(a), certain VIEs are consolidated in the segregated fund accounts. Inter-company balances and transactions are eliminated and non-controlling interests in subsidiaries are included as a separate line item on the Consolidated Balance Sheets and the Consolidated Statements of Operations. The results of operations of subsidiaries are included in the consolidated financial statements from their date of acquisition.
The equity method is used to account for investments over which the Company exerts significant influence. Gains and losses on sales of these investments are included in income when realized, while expected losses on other than temporary impairments are recognized immediately.
b) Invested assets
Under Canadian GAAP for life insurance companies, the invested assets held by the Company are accounted for through a variety of methods. These methods are summarized as follows:

Recognition of realized
gains and losses on normal
	Carrying value	business activities	Recognition of impairment
Bonds	At amortized cost less an allowance for specific losses. No recognition of unrealized gains and losses unless there is impairment.	Deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the bond sold.	Impairment is recognized on a specific bond when there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest.

In such cases, the bond is written down to its net realizable value and the charge is recorded in income in the period the impairment is recognized.

Mortgages	At amortized cost less repayments and an allowance for specific losses. No recognition of unrealized gains and losses unless there is impairment.	Deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the mortgage sold.	Impairment is recognized on a specific mortgage when there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest. Such impaired mortgages are carried at their estimated realizable value, estimated at the fair value of any security underlying the mortgage, net of expected costs of realization and any amounts legally required to be paid to borrowers. The impairment charge is recorded in income in the period the impairment is recognized.
54     2006 Annual Report

Recognition of realized
gains and losses on normal
	Carrying value	business activities	Recognition of impairment
Mortgages (continued)	Mortgages are classified as impaired whenever payments are three months or more in arrears or if there is a provision against the mortgage.
At the time of foreclosure, mortgages are written down to net realizable value. Declines in the net realizable value of foreclosed properties are charged to income immediately.

Stocks	Recognition of unrealized gains and losses is on a moving average market basis whereby carrying values are adjusted towards market value at 5% per quarter.	Deferred and brought into income at the rate of 5% of the unamortized deferred realized gains and losses each quarter.	Specific stocks are written down to market value through a charge to income, if an impairment in the value of the entire stock portfolio (determined net of deferred realized gains) is considered to be other than temporary.

Real estate	Recognition of unrealized gains and losses is on a moving average market basis whereby carrying values are adjusted towards market value at 3% per quarter.	Deferred and brought into income at the rate of 3% of the unamortized deferred realized gains and losses each quarter.	Specific properties are written down to market value through a charge to income, if an impairment in the value of the entire real estate portfolio (determined net of deferred realized gains) is considered to be other than temporary.

Policy loans	At their unpaid balance.	Not applicable. Fully secured by the cash surrender values of the policies on which the loans are made.	Not applicable. Fully secured by the cash surrender values of the policies on which the loans are made.
Once established, an allowance against impairment of bonds or mortgages is reversed only if the conditions that caused the impairment no longer exist. On disposition of an impaired asset, the allowance is written off against the related asset.
In addition to allowances against the carrying value of impaired assets, the Company provides for potential future impairments by reducing investment yields assumed in the calculation of actuarial liabilities.
Income recognition for fixed maturity investments is on the accrual basis, with amortization of premiums and discounts over the life of the investment using the effective yield method.
Other investments include investments in unconsolidated joint ventures, partnerships, funds, limited liability corporations, oil and gas holdings, leases, subordinated debt of life insurance companies and derivatives.
c) Cash and short-term investments
Cash and short-term investments comprise cash, current operating accounts, overnight bank and term deposits, and fixed-income securities held for the purpose of meeting short-term cash commitments. Short-term investments are carried at amortized cost. Net payments in transit and overdraft bank balances are included in other liabilities.
d) Goodwill and other intangible assets
Goodwill represents the excess of the cost of businesses acquired over estimated fair values of the net assets acquired. Intangible assets include indefinite life and finite life intangible assets. Goodwill and intangible assets with indefinite lives are tested at least annually for impairment. The test is at the reporting unit level for goodwill and at the total company level for intangible assets with indefinite lives. Any potential impairment of goodwill is identified by comparing the estimated fair value of a reporting unit to its carrying value. Carrying value is determined as the amount of capital allocated to the reporting unit. Any potential impairment of intangible assets with indefinite lives is identified by comparing the estimated fair value of the asset to its carrying value on the balance sheet. An impairment loss would be recognized and the asset written down to the extent that the carrying value exceeds the fair value. Finite life intangible assets are amortized over their estimated useful lives and tested for impairment whenever changing circumstances suggest impairment may have occurred.
e) Miscellaneous assets
Included in miscellaneous assets are amounts due from reinsurers, capital assets and prepaid pension benefit costs. Capital assets are carried at cost less accumulated amortization computed on a straight-line basis over their estimated useful lives, which vary from two to 10 years.
f) Segregated funds
The Company manages a number of segregated funds on behalf of policyholders. The investment returns on these funds accrue directly to the policyholders. Consequently, these funds are segregated and presented separately from the general fund of the Company. Income earned from fund management fees is included in other revenue in the general fund. Investments held in segregated funds are carried at market value.
Where the Company’s general and segregated funds share a controlling financial interest in partnership interests, the partnership is consolidated into the accounts of the segregated funds if the segregated funds own a greater share than the general account. In this case
2006 Annual Report      55

the share of partnership net assets not owned by the Company or the segregated funds policyholders is reported as net assets held by other contract holders.
The Company also provides minimum guarantees on individual variable life and annuity contracts. These include minimum death benefit guarantees, minimum withdrawal guarantees, minimum maturity value guarantees and minimum income benefit guarantees. The liabilities associated with these minimum guarantees are recorded in actuarial liabilities in the general fund of the Company.
g) Policy liabilities
Policy liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future policy benefits, policyholder dividends, taxes (other than income taxes) and expenses on policies in-force. The Company’s Appointed Actuary is responsible for determining the amount of policy liabilities that must be set aside each year to ensure that sufficient funds will be available in the future to meet these obligations. The valuation methods employed by the Appointed Actuary are based on standards established by the Canadian Institute of Actuaries. In accordance with Canadian generally accepted actuarial practices, liabilities have been determined using the Canadian Asset Liability Method (“CALM”).
h) Income taxes
The Company provides for income taxes using the liability method of tax allocation. Under this method, the provision for income taxes is calculated based on income tax laws and income tax rates substantively enacted as at the Consolidated Balance Sheet dates. The income tax provision is comprised of two components: current income taxes and future income taxes. Current income taxes are amounts expected to be payable or recoverable as a result of operations in the current year. Future income taxes arise from changes during the year in cumulative temporary differences between the accounting carrying value of assets and liabilities and their respective tax bases. A future income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not, with a valuation allowance for the excess.
i) Translation of foreign currencies
Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates in effect at the Consolidated Balance Sheet dates. Revenue and expenses are translated at the average exchange rates prevailing during the year. Unrealized foreign currency translation gains and losses on investments in self-sustaining foreign operations and the results of hedging these positions, net of applicable taxes, are recorded in equity. Translation gains and losses on disposition of investments in self-sustaining foreign operations are included in net income.
j) Stock-based compensation
The Company provides compensation to certain employees and directors in the form of stock options, deferred share units and restricted share units. The Company uses the fair value method for stock-based compensation awarded to non-employees, for direct awards of stock and for awards that call for settlement in cash or other assets awarded to employees after January 1, 2002. The Company’s accounting policy for stock options granted to employees is to use the fair value method for awards granted on or after January 1, 2002. The intrinsic value method is used to account for awards granted prior to January 1, 2002.
In July 2006, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants (“CICA”) issued a new abstract, EIC 162, “Stock-based Compensation for Employees Eligible to Retire before the Vesting Date”. The abstract requires that stock-based compensation be recognized at the grant date for grants to employees who are eligible to retire on the grant date and over the period from the date of grant to the date of retirement eligibility for grants to employees who will become eligible to retire during the vesting period. This abstract was effective for the year ended December 31, 2006 and was to be applied retroactively, with restatement of prior periods.
The Company adopted the provisions of this new abstract in the fourth quarter of 2006 and reported the cumulative effect on prior years as adjustments to opening contributed surplus and opening retained earnings. Opening retained earnings decreased by $10, made up of $7 related to stock options and $3 related to restricted share units. The Company has not restated net income of any prior years as a result of adopting this accounting change as the Company has concluded that such an impact is not material to any particular year. For the year ended December 31, 2006, the effect of adopting this change in policy was a decrease in net income of $6 (net of a provision for income taxes of $1).
The stock-based compensation is recognized as compensation expense over the applicable vesting period, except if the employee is eligible to retire at the time of grant or will be eligible to retire over the vesting period. The compensation cost, attributable to stock options and restricted share units granted to employees who are eligible to retire on the grant date, is recognized on the grant date and the compensation cost, attributable to stock options and restricted share units granted to employees who will become eligible to retire during the vesting period, is recognized over the period from the grant date to the date of retirement eligibility. For stock options, the obligation is reported as an increase in contributed surplus. For restricted share units, a liability is accrued based on the market value of the Company’s shares over the applicable period. The change in the value of restricted share units applicable to the portion of units expensed is recognized in the Consolidated Statements of Operations.
k) Employee future benefits
The Company maintains a number of pension and benefit plans, both defined benefit and defined contribution, for its eligible employees and agents. These plans include broad-based pension plans for employees that are primarily funded, supplemental pension plans for executives that are primarily not funded, and other non-pension post-employment benefit plans that are also primarily not funded.
The defined contribution plans provide pension benefits based on the accumulated contributions and fund earnings. The cost of defined contribution plans is the required contributions provided by the Company in exchange for the services of employees rendered during the period.
56      2006 Annual Report

The traditional defined benefit pension plans provide pension benefits based on the length of the employees’ service and the employees’final average earnings. The other defined benefit pension plans consist of cash balance plans in the United States that provide benefits based on accumulated contributions and interest credits. The cost of all defined benefit pension plans is recognized using the projected benefit method, pro-rated on service, and estimates of expected return on plan assets, and, where applicable, salary escalation and retirement ages of employees. Actuarial gains and losses that exceed 10% of the greater of the accrued benefit obligation or the market-related value of the plan assets and any past service costs are amortized to income on a straight-line basis over the estimated average remaining service life of the plan members. The expected return on plan assets is based on the Company’s best estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over five years.
The Company also provides health, dental and, in some instances, life insurance benefits to qualifying employees upon retirement. The estimated present value of these benefits is charged to income over the employees’ years of service to their dates of full entitlement. Actuarial gains and losses that exceed 10% of the accrued benefit obligation are amortized to income on a straight-line basis over the estimated average remaining service life of the plan members.
In Canada and the United States, health and dental benefits are also provided to employees who are absent from work due to disability (or other approved leave) for the duration of their leave. The estimated present value of these benefits is charged to income in the year of disability.
Prepaid benefit costs are included in other assets and accrued benefit liabilities are included in other liabilities.
l) Derivatives
The Company uses derivatives to manage exposures to foreign currency, interest rate and other market risks arising from its on-balance sheet financial instruments as well as anticipated transactions. Realized and unrealized gains and losses on derivatives which are designated and effective as hedges are accounted for on the same basis as the underlying assets and liabilities. Realized and unrealized gains and losses on derivative transactions that do not qualify for the accounting definition of a hedge, are accounted for as a portfolio investment whereby carrying values are adjusted toward market values at 5% per quarter. Hedge effectiveness is assessed quarterly.
Derivative income and expenses related to invested assets and financial liabilities are included in investment income and interest expense, respectively, in the Consolidated Statements of Operations. Cash flows relating to derivatives associated with invested assets and financial liabilities are included in the Consolidated Statements of Cash Flows on a basis consistent with the cash flows from the underlying invested assets and financial liabilities. Derivative assets and liabilities are included in other investments and other liabilities, respectively, and deferred realized net gains are presented as such in the Consolidated Balance Sheets.
m) Premium income and related expenses
Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due.
When premiums are recognized, the related actuarial liabilities are computed, resulting in benefits and expenses being matched with such revenue.

Note 2 ▪	Future Accounting and Reporting Changes
a) Financial instruments – recognition and measurement, hedges, comprehensive income and equity
In January 2005, the CICA issued new accounting standards comprising CICA Handbook sections 3855 “Financial Instruments –Recognition and Measurement”, 3865 “Hedges”, 1530 “Comprehensive Income”, and 3251 “Equity”, all of which became effective for the Company on January 1, 2007. The standards will increase harmonization with U.S. and international accounting standards. As well, the CICA reissued accounting standard section 4210 “Life Insurance Enterprises – Specific Items” as section 4211, which became effective for the Company on January 1, 2007, and requires life insurance enterprises to account for financial assets and liabilities (excluding policy liabilities) and freestanding and embedded derivatives in accordance with the new financial instruments section.
The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans, receivables, and investments intended to be, and classified as, held to maturity, which should be measured at amortized cost. OSFI has imposed certain restrictions on the use of the trading classification.
Changes in the fair value of trading securities will be reported in earnings, while changes in the fair value of available-for-sale securities will be reported within other comprehensive income, net of tax, until the financial asset is disposed of or becomes impaired, at which time it will be recognized in income.
Similarly, the standards require that all financial liabilities, other than actuarial liabilities, be measured at fair value when they are classified as held for trading or are derivatives. Other financial liabilities should be measured at amortized cost.
Section 3855 does not apply to insurance contracts issued to policyholders by insurance enterprises that are accounted for in accordance with section 4211. However, the determination of policy liabilities depends on the measurement of financial instruments. The standard requires the consequential impact on the policy liabilities to be recorded as an adjustment to the balance of retained earnings at the beginning of the fiscal year when section 3855 is adopted.
Derivatives will be classified as trading, unless they are specifically designated within an effective hedging relationship. The standards permit three types of hedging relationships: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. For fair value hedges, the effective portion of changes in the fair value of derivative instruments is offset in earnings by the changes in fair value attributed to the risk being hedged in the underlying asset, liability or firm commitment. For cash flow
2006 Annual Report   57

hedges and hedges of net investments in self-sustaining foreign operations, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in a future accounting period or upon derecognition of the net investment. Where a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. Any ineffectiveness in a hedging relationship will be recognized in current earnings.
Accumulated other comprehensive income will be included on the Consolidated Balance Sheets as a separate component of shareholders’ equity (net of tax) and will include net unrealized gains on available-for-sale securities, net unrealized gains on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses and offsetting hedges on self-sustaining foreign operations.
The impact of these accounting changes on the Company’s opening balance sheet as at January 1, 2007 is:

Balance sheet item	Opening balance sheet adjustment
Bonds	Bonds will be classified as held for trading, or available for sale.

Loans	Loans will include bonds that are not traded in an active market, as well as mortgages, policy loans and bank loans.

Stocks	Stocks with a reliable fair market value will be classified as trading or available for sale. Stocks without a reliable fair market value will be carried at the lower of cost and realizable value.

Real estate	Real estate is outside the scope of section 3855 and therefore remains unchanged.

Other investments	Other investments, except where the equity method of accounting is used, will be classified as loans or private equities held at lower of cost and realizable value. Derivative transactions that do not qualify for hedge accounting will be reclassified from the other investments category to other assets and other liabilities.

Other assets and other liabilities	Derivatives with a positive fair value will be classified as other assets and derivatives with a negative fair value will be classified as other liabilities.

Deferred realized net gains	Deferred realized net gains, except those related to real estate, no longer qualify as an asset or liability and will be eliminated.

Policy liabilities	Although policy liabilities are scoped out of section 3855, their measurement depends on the measurement of financial instruments. The initial change to policy liabilities upon the adoption of section 3855 resulting from changes in the other balances will be recorded in opening retained earnings.

Consumer notes	Consumer notes will be classified as held for trading.

Future income tax liability	The future income tax liability will be adjusted for the tax impact of the changes to the other balance sheet items.

Liabilities for preferred shares and capital instruments	All liabilities will be carried at amortized cost except for the subordinated debt securities payable to MIC Financing Trust I. This liability will be classified as trading as it is to be redeemed on February 1, 2007.

Opening retained earnings	Opening retained earnings as at January 1, 2007 will include an adjustment for all assets and liabilities classified as trading, the elimination of non real estate deferred realized net gains, the consequential impact of the accounting policy changes to policy liabilities, and the related tax impact.

Opening accumulated other comprehensive income (“OCI”)	Opening accumulated OCI as at January 1, 2007 will include the unrealized gains and losses related to those assets designated as available for sale, net of a tax adjustment. It will also include an adjustment for cash flow hedges, including the closing currency translation account currently reported within retained earnings.

In addition, where an asset or liability was or is in a fair value hedge relationship, the carrying value, or if designated as available for sale the OCI, will be adjusted for the unamortized hedge adjustment attributable to the hedged risk.
Due to the complexity in classifying all of the assets and determining the impact on policy liabilities, the opening balance sheet impact has not been completed.
b) Accounting for leveraged leases
In September 2006, the Emerging Issues Committee of the CICA amended EIC 46, “Accounting for Leveraged Leases”, to incorporate new U.S. Financial Accounting Standards Board Staff Position 13-2 guidance issued in July 2006. This guidance requires that changes in the projected timing of cash flows relating to income taxes generated by a leveraged lease be considered triggers requiring recalculation of the rate of return and allocation of lease income from the inception of the lease, with gain or loss recognition of any resulting change. Prior to this amendment, only changes to lease assumptions which affected the total amount of estimated net income were considered to be such triggers. The pronouncement is effective for the Company’s fiscal year beginning January 1, 2007 and the transition to the new standard will result in a charge to opening retained earnings at January 1, 2007 of $157.
c) Financial instruments – disclosure and presentation
On December 1, 2006, the CICA issued new accounting standards comprising CICA Handbook sections 3862 “Financial Instruments –Disclosure” and 3863 “Financial Instruments – Presentation”. Section 3862 requires extensive disclosures of financial instruments, focusing on their impact on financial position and performance, but also on risk of recognized and unrecognized financial instruments. Section 3863 carries forward unchanged the presentation requirements of section 3861. These standards will be effective for the Company’s fiscal year beginning January 1, 2008.
58     2006 Annual Report

d) Capital disclosures
In December 2006, the CICA issued a new accounting standard on capital disclosures, section 1535 “Capital Disclosures”, which requires disclosure of the Company’s objectives, policies and processes for managing capital, as well as its compliance with any externally imposed capital requirements. This standard is effective for the Company’s fiscal year beginning January 1, 2008.

Note 3 ▪	Business Combination with John Hancock Financial Services, Inc.
Effective April 28, 2004, the Company completed a merger with JHF under which MFC became the beneficial owner of all of the outstanding common shares of JHF that were not already beneficially owned by the Company as general fund assets, and JHF became a wholly owned subsidiary of MFC.
During the second quarter of 2005, the purchase equation with respect to the JHF acquisition was adjusted and finalized and, as a result, goodwill was increased by $407.

Note 4 ▪	Restructuring Costs
Following the merger with JHF on April 28, 2004, the Company developed a plan to restructure and integrate the operations of JHF with its consolidated subsidiaries. During the year ended December 31, 2006, the Company incurred restructuring costs of $42 (2005–$228). Of this amount, $38 (2005 – $83) was applied to the restructuring accrual established in the purchase equation and $4 ($2 after tax) was recorded in general expenses (2005 – $145, $94 after tax). The balance of the restructuring accrual at December 31, 2006 was $30 (2005 – $70).

Note 5 ▪	Intangible Assets
The acquired intangible assets include the JHF brand name, distribution networks, fund management contracts, and contractual rights. Of the total intangible assets, a portion was identified as the value of intangible assets that have finite lives and will be amortized over their estimated useful lives (generally between 20 to 30 years) in relation to the associated gross margins from the related businesses. Additions in 2005 are investments in fund management contracts with finite lives.

	Balance				Change in	Balance
For the year ended December 31,	January 1,				foreign	December 31,
2006	2006	Additions	Disposals	Amortization	exchange rates	2006

Indefinite life
Brand	$700	$—	$—	$—	$—	$700
Fund management contracts	342	—	—	—	—	342

	$1,042	$—	$—	$—	$—	$1,042

Finite life
Distribution networks	$535	$—	$—	$(11)	$—	$524
Other intangible assets	165	—	(9)	(13)	(1)	142

	$700	$—	$(9)	$(24)	$(1)	$666

Total	$1,742	$—	$(9)	$(24)	$(1)	$1,708

	Balance				Change in	Balance
For the year ended December 31,	January 1,				foreign	December 31,
2005	2005	Additions	Disposals	Amortization	exchange rates	2005

Indefinite life
Brand	$725	$—	$—	$—	$(25)	$700
Fund management contracts	353	—	—	—	(11)	342

	$1,078	$—	$—	$—	$(36)	$1,042

Finite life
Distribution networks	$557	$—	$—	$(10)	$(12)	$535
Other intangible assets	171	10	—	(16)	—	165

	$728	$10	$—	$(26)	$(12)	$700

Total	$1,806	$10	$—	$(26)	$(48)	$1,742

2006 Annual Report     59

Note 6 ▪	Invested Assets and Investment Income
a) Invested assets

					Deferred	Total realized and
	Carrying		Unrealized	Unrealized	realized net	unrealized net
As at December 31, 2006	value	Fair value	gains	losses	gains	gains (losses)

Bonds (fixed maturity)
Canadian government and agency	$10,255	$11,559	$1,319	$(15)	$254	$1,558
U.S. government and agency	9,861	9,841	78	(98)	245	225
Other government and agency	6,933	7,171	248	(10)	172	410
Corporate	64,133	65,110	1,730	(753)	1,591	2,568
Mortgage/asset-backed securities	11,977	11,903	79	(153)	297	223
Mortgages	28,131	28,403	557	(285)	92	364
Stocks	11,272	13,240	2,169	(201)	1,253	3,221
Real estate	5,905	7,212	1,354	(47)	125	1,432
Policy loans	6,413	6,413	—	—	—	—
Cash and short-term investments	10,745	10,742	—	(3)	—	(3)
Bank loans	2,009	2,094	85	—	—	85
Other investments	3,530	4,122	864	(272)	413	1,005

Total invested assets	$171,164	$177,810	$8,483	$(1,837)	$4,442	$11,088

					Deferred	Total realized and
	Carrying		Unrealized	Unrealized	realized net	unrealized net
As at December 31, 2005	value	Fair value	gains	losses	gains	gains (losses)

Bonds (fixed maturity)
Canadian government and agency	$10,750	$12,374	$1,641	$(17)	$530	$2,154
U.S. government and agency	10,643	10,716	192	(119)	431	504
Other government and agency	5,807	5,887	93	(13)	178	258
Corporate	63,763	65,211	2,229	(781)	1,464	2,912
Mortgage/asset-backed securities	12,352	12,242	69	(179)	104	(6)
Mortgages	28,008	28,338	639	(309)	101	431
Stocks	8,715	10,115	1,653	(253)	1,113	2,513
Real estate	5,279	6,080	869	(68)	113	914
Policy loans	6,120	6,120	—	—	—	—
Cash and short-term investments	8,723	8,799	79	(3)	—	76
Bank loans	1,806	1,841	35	—	—	35
Other investments	4,448	4,714	436	(170)	261	527

Total invested assets	$166,414	$172,437	$7,935	$(1,912)	$4,295	$10,318

Fair values are determined with reference to quoted market prices where available. Fair values of mortgages, private placement bonds and bank loans reflect changes in interest rates, which have occurred since the investments were originated, and changes in the creditworthiness of individual borrowers. For fixed-rate mortgages, fair value is determined by discounting the expected future cash flows at market interest rates for mortgages with similar credit risks. Fair values of real estate are determined by a combination of internal and external appraisals utilizing expected net cash flows discounted at market interest rates. Foreclosed properties of $5 are included in real estate as at December 31, 2006 (2005 — $14). Carrying values of policy loans and cash and short-term investments approximate their fair values. Other investments include investments in unconsolidated joint ventures, partnerships, funds, limited liability corporations, oil and gas holdings, leases, subordinated debt of life insurance companies and derivatives. Carrying values for these investments also approximate their fair values, with the exception of oil and gas holdings and derivatives. Fair value of oil and gas holdings is determined by external appraisals. Fair values of interest rate and foreign exchange derivative contracts are determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair values of options, financial futures and common stock index swaps are based on the quoted market prices or the value of the underlying securities or indices.
The following table presents the carrying value and fair value of bonds, based on period to maturity:

Bonds		2006		2005
As at December 31,	Carrying value	Fair value	Carrying value	Fair value

Maturity
Due in one year or less	$4,073	$4,086	$4,107	$4,127
Due after one year through five years	23,052	23,001	21,093	21,086
Due after five years through 10 years	24,547	24,652	27,515	27,609
Due after 10 years	39,510	41,942	38,248	41,366
Mortgage/asset-backed securities	11,977	11,903	12,352	12,242

Total	$103,159	$105,584	$103,315	$106,430

60        2006 Annual Report

The following table presents the carrying value and fair value of mortgages, by type of property:

Mortgages		2006		2005
As at December 31,	Carrying value	Fair value	Carrying value	Fair value

Residential	$8,020	$8,093	$6,868	$6,930
Office	4,788	4,856	5,217	5,324
Retail	6,688	6,761	6,888	7,008
Industrial	3,574	3,649	3,678	3,798
Other	5,061	5,044	5,357	5,278

Total	$28,131	$28,403	$28,008	$28,338

The carrying value of government-insured mortgages was 17% of the total carrying value of the mortgage portfolio as at December 31, 2006 (2005 — 12%) and the carrying value of privately-insured mortgages was 1.3% of the total carrying value of the mortgage portfolio as at December 31, 2006 (2005 — 1.1%).
b) Investment income

		Recovery
	Gross	(provision) for	Amortization of
For the year ended December 31,	investment	impairment, net	net realized and	Investment
2006	income	(note 6(e))	unrealized gains	income	Yield (%)

Bonds-	$5,536	$53	$363	$5,952	6.11
Mortgages	1,597	12	43	1,652	6.19
Stocks	493	—	580	1,073	13.10
Real estate	369	—	157	526	10.84
Policy loans	397	—	—	397	6.51
Cash and short-term investments	385	—	—	385	n/a
Bank loans	135	—	—	135	7.20
Other investments	351	(66)	28	313	n/a

Total	$9,263	$(1)	$1,171	$10,433	6.67

			Amortization of
	Gross	(Provision) for	net realized and
For the year ended December 31,	investment	impairment, net	unrealized gains	Investment
2005	income	(note 6(e))	(losses)	income	Yield (%)

Bonds	$5,654	$(92)	$378	$5,940	5.81
Mortgages	1,616	(27)	28	1,617	5.76
Stocks	403	—	445	848	11.88
Real estate	334	—	104	438	9.82
Policy loans	460	—	—	460	6.88
Cash and short-term investments	219	—	(1)	218	n/a
Bank loans	92	—	—	92	5.80
Other investments	334	(21)	10	323	n/a

Total	$9,112	$(140)	$964	$9,936	6.15

Yields are based on total investment income divided by the aggregate of the average carrying value of assets plus accrued income less deferred realized net gains.
c) Investment expenses

For the years ended December 31,	2006	2005

Related to invested assets	$336	$313
Related to segregated, mutual and other funds	556	433

Total	$892	$746

d) Securities lending
The Company engages in securities lending to generate additional income. Certain securities from its portfolio are loaned to other institutions for periods of time. Collateral, which exceeds the market value of the loaned securities, is lodged by the borrower with the Company and retained by the Company until the underlying security has been returned to the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates. As at December 31, 2006, the Company had loaned securities (which are included in invested assets) with a carrying value and market value of approximately $3,713 and $3,798, respectively (2005 — $5,827 and $5,928, respectively).
e) Credit risk
Credit risk is the risk that a party to a financial instrument, such as a mortgage borrower, will fail to fully honour its financial obligations to the Company. Credit risks are primarily associated with investment, derivative and reinsurance counterparties (see reinsurance risk in note 8(b)).

2006 Annual Report        61

The Company has provided for credit risk by establishing allowances against the carrying value of impaired assets in the Consolidated Balance Sheets. In addition to these allowances, the Company provides for potential future impairments by reducing investment yields assumed in the calculation of policy liabilities (note 7(d)).
The carrying value of impaired assets was as follows:

As at December 31, 2006	Gross amount	Allowance	Carrying value

Bonds	$241	$73	$168
Mortgages	185	53	132
Other	101	60	41

Total	$527	$186	$341

As at December 31, 2005	Gross amount	Allowance	Carrying value

Bonds	$482	$143	$339
Mortgages	343	91	252
Other	94	42	52

Total	$919	$276	$643

The changes during the year in respect of the allowance for impairment were as follows:

Allowance for impairment	2006	2005

Balance, January 1	$276	$214
Net provisions during the year	1	140
Write-offs, disposals and currency translation	(91)	(78)

Balance, December 31	$186	$276

Concentrations of credit risk
The Company’s exposure to credit risk is managed through risk management policies and procedures with emphasis on the quality of the investment portfolio together with maintenance of issuer, industry and geographic diversification standards.
As at December 31, 2006, 96% of bonds (2005 — 94%) were rated at investment grade “BBB” or higher, and 71% (2005 — 68%) were rated “A” or higher. Government bonds represented 26% (2005 — 27%) of the bond portfolio. The Company’s highest exposure to a single non-government issuer was $513 (2005 — $464). Mortgages and real estate are diversified geographically and by property type. The Company’s largest concentration of mortgages and real estate was in Ontario, Canada, with $8,038 (2005 — $7,636) of the total portfolio. Income-producing commercial office properties were the largest concentration in the real estate portfolio with $4,167 (2005 — $3,607). As at December 31, 2006, 92% (2005 — 92%) of the stock portfolio was comprised of publicly listed corporations. The largest single issuer represented 2% (2005 — 2%) of the portfolio.
The Company’s exposure to loss on derivatives is limited to the extent that default by counterparties to these contracts results in the loss of any gains that may have accrued. All contracts are held with counterparties rated “A” or higher. As at December 31, 2006, 87% (2005 — 79%) of the exposed amount was with counterparties rated “AA” or higher. The largest single counterparty exposure as at December 31, 2006 was $137 (2005 — $175).

Note 7 ▪	Policy Liabilities
a) Policy liabilities
Policy liabilities are reported in the consolidated financial statements net of reinsurance ceded. The policy liabilities, before and after reinsurance ceded, are shown below.

As at December 31,	2006	2005

Gross policy liabilities	$139,607	$139,359
Impact of reinsurance ceded	(8,788)	(7,310)

Policy liabilities	$130,819	$132,049

Policy liabilities include actuarial liabilities as well as policy benefits payable, provision for unreported policy claims, and policyholder amounts on deposit. The components of policy liabilities are shown below.

As at December 31,	2006	2005

Actuarial liabilities	$123,416	$124,364
Benefits payable and provision for unreported claims	2,430	3,012
Policyholder amounts on deposit	4,973	4,673

Policy liabilities	$130,819	$132,049

Policy liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and experience rating refunds, taxes (other than income taxes) and expenses on policies in-force. Under Canadian GAAP, the determination of actuarial liabilities is based on an explicit projection of cash flows using

62       2006 Annual Report

current best estimate assumptions for each material cash flow item and contingency. Investment returns are based on projected investment income using the current asset portfolios and projected reinvestment strategies. Each assumption is adjusted by a margin for adverse deviation. For investment returns, this margin is established by scenario testing. Scenario testing is generally done on a deterministic basis, testing a range of prescribed and company-developed scenarios, but is done stochastically for minimum guarantees on segregated fund products and for long-term care products. For other assumptions, this margin is established by directly adjusting the best estimate assumption.
The cash flows used in the actuarial valuation adjust the gross policy cash flows to reflect the projected cash flows from ceded reinsurance. The cash flow impact of reinsurance ceded varies depending upon the amount of reinsurance, the structure of the reinsurance treaties, the expected economic benefit from the treaty cash flows and the impact of margins for adverse deviation.
The period used for the projection of cash flows is the policy lifetime for most individual insurance contracts. For other types of contracts a shorter projection period may be used, limiting the period to the term of the liability over which the Company is exposed to material insurance risk without the ability to adjust premiums or policy charges. Where the projection period is less than the policy lifetime, actuarial liabilities may be reduced by an allowance for acquisition expenses expected to be recovered from policy cash flows beyond the projection period used for the liabilities. Such allowances are tested for recovery using assumptions, including margin for adverse deviation, as used in other components of the actuarial valuation.
b) Composition
The composition of policy liabilities, on a net of reinsurance ceded basis, by line of business and reporting segment is shown in the table below. Policy liability totals before the impact of reinsurance ceded are also shown. The net of reinsurance ceded numbers are used throughout the consolidated financial statements.

	Individual life insurance			Other	Total, net of	Total before
As at December 31,		Non-	Annuities and	Policy	reinsurance	reinsurance
2006	Participating	participating	pensions	liabilities[1]	ceded	ceded

U.S. Insurance	$23,095	$12,545	$30	$8,562	$44,232	$47,686
U.S. Wealth Management	—	—	38,166	56	38,222	39,491
Canadian Division	5,557	9,451	12,078	5,468	32,554	35,596
Asia and Japan Division	10,782	1,920	768	203	13,673	13,687
Reinsurance Division	—	1,066	—	818	1,884	2,055
Corporate and Other	26	114	—	114	254	1,092

Total, net of reinsurance ceded	$39,460	$25,096	$51,042	$15,221	$130,819	$139,607

Total, before reinsurance ceded	$39,898	30,065	$52,366	$17,278	$139,607

[1]	Other policy liabilities include group insurance, and individual and group health including long-term care insurance.

	Individual life insurance			Other	Total, net of	Total before
As at December 31,		Non-	Annuities and	policy	reinsurance	reinsurance
2005	Participating	participating	pensions	liabilities[1]	ceded	ceded

U.S. Insurance	$23,863	$10,229	$34	$7,831	$41,957	$44,197
U.S. Wealth Management	—	—	43,202	57	43,259	44,242
Canadian Division	5,098	8,468	12,495	5,230	31,291	33,958
Asia and Japan Division	10,261	1,645	1,060	200	13,166	13,486
Reinsurance Division	—	1,025	—	1,206	2,231	2,413
Corporate and Other	—	—	—	145	145	1,063

Total, net of reinsurance ceded	$39,222	$21,367	$56,791	$14,669	$132,049	$139,359

Total, before reinsurance ceded	$39,952	$24,699	$57,774	$16,934	$139,359

[1]	Other policy liabilities include group insurance, and individual and group health including long-term care insurance.
For participating policies in-force at demutualization, separate sub-accounts were established within the participating account. These sub-accounts permit this participating business to be operated as separate “closed blocks” of business. As at December 31, 2006, $26,904
(2005 — $26,156) of both assets and policy liabilities related to the participating policyholders’ account were included in the closed blocks.
c) Assets backing policy liabilities, other liabilities and capital
Assets are segmented and matched to liabilities with similar underlying characteristics by product line and major currency. The Company has established target investment strategies and asset mixes for each asset segment supporting policy liabilities, which take into account the risk attributes of the liabilities supported by the assets and expectations of market performance. Liabilities with rate and term guarantees, such as annuities and pensions, are predominantly backed by fixed-rate instruments such as bonds, commercial and mortgage loans. Insurance products, such as participating whole life insurance, are backed by a broader range of asset classes. The Company’s equity is invested in a range of debt and equity investments, both public and private.
Changes in the fair value of assets backing policy liabilities would have a limited impact on the Company’s equity wherever there is an effective matching of the assets and liabilities, as it would be substantially offset by a corresponding change in the fair value of the actuarial liabilities. The fair value of assets backing policy liabilities as at December 31, 2006 was estimated at $135,066 (2005 — $136,467).

2006 Annual Report       63

The fair value of assets backing capital and other liabilities as at December 31, 2006 was estimated at $57,749 (2005 — $52,207).
The deferred realized net gains taken into account in the computation of policy liabilities as at December 31, 2006 were $3,123 (2005 — $2,942).
The carrying value of total assets backing net policy liabilities, other liabilities and capital was as follows:

	Individual life insurance
				Other
As at December 31,		Non-	Annuities	policy	Other
2006	Participating	participating	and pensions	liabilities[1]	liabilities[2]	Capital[3]	Total

Assets
Bonds	$23,347	$14,440	$35,615	$8,393	$10,041	$11,323	$103,159
Mortgages	4,364	3,428	10,549	3,119	6,227	444	28,131
Stocks	3,417	2,136	613	437	602	4,067	11,272
Real estate	1,989	1,575	464	1,222	436	219	5,905
Other	6,343	3,517	3,801	2,050	6,552	15,439	37,702

Total	$39,460	$25,096	$51,042	$15,221	$23,858	$31,492	$186,169

	Individual life insurance
				Other
As at December 31,		Non-	Annuities	policy	Other
2005	Participating	participating	and pensions	liabilities[1]	liabilities[2]	Capital[3]	Total

Assets
Bonds	$23,284	$12,866	$39,097	$7,771	$11,584	$8,713	$103,315
Mortgages	4,645	3,036	12,099	2,664	3,892	1,672	28,008
Stocks	2,996	1,563	458	266	141	3,291	8,715
Real estate	2,077	1,308	217	1,017	312	348	5,279
Other	6,220	2,594	4,920	2,951	6,320	14,329	37,334

Total	$39,222	$21,367	$56,791	$14,669	$22,249	$28,353	$182,651

[1]	Other policy liabilities include group insurance, and individual and group health including long-term care insurance.

[2]	Other liabilities include non-insurance liabilities.

[3]	Capital represents total equity, long-term debt, liabilities for preferred shares and capital instruments and non-controlling interest in subsidiaries.
d) Significant policy liability valuation assumptions
The determination of policy liabilities involves the use of estimates and assumptions. Actual results could differ from those estimates.
Policy liabilities have two major components: a best estimate amount and a provision for adverse deviation. In conjunction with prudent business practices to manage both business and investment risks, the selection and monitoring of appropriate assumptions are designed to minimize the extent to which the Company is financially exposed to measurement uncertainty.

64       2006 Annual Report

Best estimate assumptions
In the computation of policy liabilities, best estimate assumptions are made. Assumptions are made for the valuation term of the liabilities and include assumptions with respect to mortality and morbidity, investment returns, rates of policy termination, operating expenses and certain taxes. Actuarial assumptions may be subject to change in the future. Actual experience is monitored regularly to ensure that the assumptions remain appropriate. Assumptions are discussed in more detail in the following table:

Nature of factor and assumption methodology	Risk management
Mortality and morbidity	Mortality relates to the occurrence of death. Mortality assumptions are based on the Company’s internal as well as industry past and emerging experience. Assumptions are differentiated by sex, underwriting class, policy type and geographic market.

Morbidity relates to the occurrence of accidents and sickness for insured risks. Morbidity assumptions are based on the Company’s internal as well as industry past and emerging experience and are established for each type of morbidity risk and geographic market.	The Company establishes appropriate underwriting standards to determine the insurability of applicants. Claim trends are monitored on an ongoing basis. Exposure to large claims is managed by establishing policy retention limits, which vary by market and geographic location. Policies in excess of the limits are reinsured with other companies.

Mortality is monitored monthly and the overall 2006 experience was favourable when compared to the Company’s assumptions. Morbidity is also monitored monthly and the overall 2006 experience was unfavourable when compared to the Company’s assumptions.

Investment returns	The Company segments assets to support liabilities by business segment and geographic market and establishes investment strategies appropriate for each liability segment. The projected cash flows from these assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return on these assets for all future years. The re-investment strategies are based on the target investment policies for each segment and the re-investment returns are derived from current and projected market rates for fixed interest investments and a projected outlook for non-fixed interest assets.

Investment return assumptions include expected future asset credit losses on fixed income investments. Credit losses are projected based on past Company and industry experience as well as specific reviews of the current investment portfolio.

Investment return assumptions for each asset class also incorporate expected investment management expenses that are derived from internal cost studies. The costs are attributed to each asset class to develop unitized assumptions per dollar of asset for each asset class.	The Company’s policy of closely matching cash flows of the assets with those of the corresponding liabilities reduces the Company’s exposure to future changes in interest rates. The interest rate risk positions in business segments are monitored on an ongoing basis. Under the Canadian Asset Liability Method (“CALM”), the re-investment rate is quantified by using interest rate scenario testing.

The exposure to asset credit losses is managed by policies and procedures which limit concentrations by issuer, corporate connections, ratings, sectors and geographic regions. On participating policies and some non-participating policies asset credit loss experience is passed back to policyholders through the investment return crediting formula. For other policies, the premiums and benefits reflect the Company’s assumed level of future credit losses at contract inception or most recent contract adjustment date. The Company holds explicit provisions in actuarial liabilities for asset credit risk which, including provisions for adverse deviation, totaled $2,547 as at December 31, 2006 (2005 — $2,906).

In 2006, default experience on both bonds and mortgages continued to be favourable when compared to the Company’s assumptions.

Stocks and real estate are used primarily to support liabilities where investment return experience is passed back to policyholders through dividends or credited investment return adjustments. A limited amount of stocks and real estate are also used to support long-dated obligations in the Company’s annuity and pensions businesses and for long-dated insurance obligations on contracts where the investment return risk is borne by the Company.

In 2006, investment expense experience was unfavourable when compared to the Company’s assumptions.

2006 Annual Report       65

	Nature of factor and assumption methodology	Risk management
Policy terminations	Policy termination includes lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on the Company’s recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market.	The Company designs its products in order to minimize financial exposure to lapse and surrender risk, in addition, the Company monitors lapse and surrender experience monthly.

In aggregate, 2006 lapse experience on insurance products was unfavourable when compared to the Company’s assumptions used in the computation of actuarial liabilities.

Expenses and taxes	Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from internal cost studies projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses mature.

Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations.	The Company prices its products to cover the expected costs of servicing and maintaining them. In addition, the Company monitors expenses monthly, including comparisons of actual expenses to expense levels allowed for in pricing and valuation.

Maintenance expenses for 2006 were favourable when compared to the Company’s assumptions used in the computation of actuarial liabilities.

The Company prices its products to cover the expected cost of taxes.

Policyholder dividends experience rating refunds, and other adjustable policy elements	The best estimate projections for policyholder dividends and experience rating refunds, and other adjustable elements of policy benefits are determined to be consistent with management’s expectation of how these elements will be managed should experience emerge consistently with the best estimate assumptions used for mortality and morbidity, investment returns, rates of policy termination, operating expenses and taxes.	The Company monitors policy experience closely and adjusts policy benefits and other adjustable elements to reflect this experience.

Policyholder dividends are reviewed annually for all businesses under a framework of board approved dividend policies.

Foreign currency	Foreign currency risk results from a mismatch of the currency of liabilities and the currency of the assets designated to support these obligations. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in exchange rates.	The Company has a policy of matching the currency of its assets with the currency of the liabilities they support to mitigate exposure related to adverse movements in foreign exchange rates.
The Company’s practice is to review actuarial assumptions on an annual basis as part of its review of methods and assumptions (note 7(f)).
Provision for adverse deviation assumptions
The basic assumptions made in establishing policy liabilities are best estimates for a range of possible outcomes. To recognize the uncertainty in establishing these best estimate assumptions, to allow for possible deterioration in experience and to provide greater comfort that the policy liabilities are adequate to pay future benefits, the Appointed Actuary is required to include a margin in each assumption.
The impact of these margins is to increase policy liabilities and decrease the income that would be recognized at inception of the policy. Minimum conditions are prescribed by the Canadian Institute of Actuaries for determining margins related to interest rate risk. For other risks, which are not specifically addressed by the Canadian Institute of Actuaries, a range is defined as 5% to 20% of the expected experience assumption, taking into account the risk profiles of the business. The Company uses assumptions at the conservative end of the permissible ranges, taking into account the risk profile of the business.
e) Change in policy liabilities
The change in policy liabilities during the year was a result of the following business activities and changes in actuarial estimates:

	Change in	Change in	Change in
	actuarial	other policy	policy
For the year ended December 31, 2006	liabilities	liabilities[1]	liabilities

Balance, January 1	$124,364	$7,685	$132,049
New policies	2,000	—	2,000
Normal in-force movement	(3,001)	(242)	(3,243)
Changes in methods and assumptions	(25)	(42)	(67)
Changes due to acquisition and assumption transactions	8	—	8
Currency impact	70	2	72

Balance, December 31	$123,416	$7,403	$130,819

66       2006 Annual Report

	Change in	Change in	Change in
	actuarial	other policy	policy
For the year ended December 31, 2005	liabilities	liabilities [1]	liabilities

Balance, January 1	$130,608	$6,802	$137,410
New policies	1,960	—	1,960
Normal in-force movement	(4,246)	570	(3,676)
Changes in methods and assumptions	(90)	40	(50)
Changes due to acquisition and assumption transactions	(198)	639	441
Currency impact	(3,670)	(366)	(4,036)

Balance, December 31	$124,364	$7,685	$132,049

[1] Other policy liabilities is comprised of benefits payable and provision for unreported claims and policyholder amounts on deposit.
f) Changes in actuarial methods and assumptions
The Company examines the assumptions used in determining policy liabilities on an ongoing basis to ensure they appropriately reflect emerging experience and changes in risk profile. Policy liabilities are increased when expected benefit costs and related risks increase, and vice versa. Policy liabilities include liabilities for policy benefits in the course of settlement.
In 2006, changes in methods and assumptions used in the determination of policy liabilities resulted in a net reduction of $67 (2005 — $50) in policy liabilities. The net reduction includes an increase of $17 (2005 — $19) to policy liabilities impacting non-controlling interest in subsidiaries, a reduction of $2 (2005 — increase of $5) to participating policyholders’ reserves, and a net reduction of $82 (2005 — $74) to reserves that impact the shareholders’ account. As a result of the actuarial changes in methods and assumptions, shareholders’ pre-tax income increased by $82 (2005 — $74) and is reported in the Corporate and Other segment.
The changes in methods and assumptions in 2006 include a reduction of $404 reflecting the impact of market movement on insurance segment reserves, and a reduction of $146 related to asset disposition risks on fixed interest assets supporting liabilities, offset by a $261 increase related to the adoption of a new scenario for determining the margin for adverse deviations required for re-investment risk related to future interest rates. Other refinements to policy liability modeling resulted in a $222 increase in policy liabilities, as a $284 reduction from model refinements was offset by a $506 increase from revisions to explicit valuation assumptions for insurance risks, policyholder behaviour and expenses.
The changes in methods and assumptions in 2005 include a net reduction of $96 from review of credit loss assumptions and methodology, a net reduction of $275 from regular review of non-economic assumptions, consisting of releases from favourable changes in expense and mortality/morbidity offset by strengthening from unfavourable changes in policy persistency, and a net reduction of $69 from other refinements to cash flow models and methods. Offsetting these reductions was a $338 increase related to adoption of more conservative investment scenario assumptions, primarily related to assumed levels of long-term interest rates in North America and adopting a more conservative investment return outlook in Taiwan, and a $52 increase from other investment return assumption updates.

Note 8 ▪	Risk Management
In addition to risks related to reserve assumptions, the Company is exposed to the following risks, which are considered in establishing policy liabilities:
a) Interest rate risk
Investment return risk relates to potential losses arising from asset returns insufficient to support product liabilities. The uncertainty related to returns achievable on both fixed income and non-fixed income investments to be made in the future as recurring premiums are received, and the impact of mismatches between the timing and amount of current assets and the liabilities they support are the principal components of investment return risk within the Company’s general fund. Interest rate risk exposures are measured using a variety of techniques, including cash flow gaps, durations, key rate durations, convexity, and earnings and shareholders’ economic value at risk. Shareholders’ economic value is calculated as the net present value of cash flows related to current assets, recurring premiums to be received and liabilities, discounted at market yields and adjusted for tax.
The Company’s general fund wealth management business may be exposed to interest rate risk as a result of mismatches between the timing and amount of its assets and liabilities. The impact on shareholders’ economic value of an immediate and permanent parallel shift of 1 % in interest rates at all maturities across all markets arising from general fund wealth management business is as follows:

For the years ended December 31,	2006		2005

1 % increase in interest rates		$(48)	$(47)
1 % decrease in interest rates	$	(I1)	$46

The Company’s general fund insurance business is supported by a portfolio of assets invested in a blend of medium to long maturity bonds and a material component of non-fixed income assets, with the investment allocations between fixed income and non-fixed income assets managed proactively. As a result, the interest rate risk related to this business is not easily identified separately from the price volatility related to non-fixed income assets.
b) Reinsurance risk
In the normal course of business, the Company limits the amount of loss on any one policy by reinsuring certain levels of risk with other insurers. In addition, the Company accepts reinsurance from other reinsurers. Reinsurance ceded does not discharge the Company’s liability as the primary insurer. Failure of reinsurers to honour their obligations could result in losses to the Company; consequently,

2006 Annual Report       67

allowances are established for amounts deemed uncollectible. In order to minimize losses from reinsurer insolvency, the Company monitors the concentration of credit risk both geographically and with any one reinsurer. In addition, the Company selects reinsurers with high credit ratings.

The effect of reinsurance on premium income was as follows:

For the years ended December 31,	2006	2005

Direct premium income	$19,469	$18,881
Reinsurance assumed	1,393	1,364
Reinsurance ceded	(1,758)	(1,658)

Total premium income	$19,104	$18,587

Note 9 ▪ Income Taxes
The effective income tax rate for the provision for income taxes reported in the Consolidated Statements of Operations varies from the income taxes computed at the Canadian statutory tax rate of 35% for the year ended December 31, 2006 (2005 – 34%) for the following reasons:

Reconciliation of income tax expense
For the years ended December 31,	2006	2005

Income tax expense at Canadian statutory tax rate	$1,868	$1,470
Increase (decrease) in income taxes due to:
Tax-exempt investment income	(139)	(117)
Differences in tax rates on income not subject to tax in Canada	(325)	(149)
Recognition of tax benefit from prior years	(10)	(19)
Creation (release) of valuation allowance	50	(105)
General business tax credits	(70)	(73)
Other	(8)	24

Income tax expense	$1,366	$1,031

Components of income tax expense included in the Consolidated Statements of Operations are as follows:

For the years ended December 31,	2006	2005

Canadian income tax expense:
Current	$197	$198
Future	(42)	53

	$155	$251

Foreign income tax expense:
Current	$173	$115
Future	1,038	665

	$1,211	$780

Income tax expense	$1,366	$1,031

The amount of income taxes paid in cash during the year ended December 31, 2006 was $208 (2005 – $327).
Income taxes are included in the consolidated financial statements as follows:

For the years ended December 31,	2006	2005

Consolidated Statements of Operations
Income taxes	$1,366	$1,031
Consolidated Balance Sheets
Goodwill — tax benefit of stock options exercised	(16)	–
Consolidated Statements of Equity
Opening retained earnings relating to change in accounting policy	(2)	–
Tax benefit of stock options exercised	(31)	–
Preferred shares	(4)	(4)
Currency translation account	(14)	44

Income taxes	$1,299	$1,071

Undistributed earnings of non-Canadian subsidiaries may be taxed upon repatriation to Canada. The Company has recognied a future income tax liability on these undistributed earnings to the extent that management expects it will be incurred on earnings repatriated in the foreseeable future. If all undistributed earnings were repatriated, incremental taxes that would be charged against earnings as at December 31, 2006 are estimated to be $384 (2005 – $267).
68      2006 Annual Report

The following table presents future income taxes in total, and the principal components:

As at December 31,	2006	2005

Future income tax asset:
Actuarial liabilities	$—	$716
Gain on sale of invested assets	413	377
Other	1,415	1,782

	$1,828	$2,875
Valuation allowance	(91)	(41)

Future income tax asset	$1,737	$2,834

Future income tax liability:
Actuarial liabilities	$(60)	$—
Real estate	(449)	(331)
Securities and other investments	(2,894)	(3,232)
Intangible assets	(592)	(608)

Future income tax liability	$(3,995)	$(4,171)

Net future income tax liability	$(2,258)	$(1,337)

As at December 31, 2006, the Company has approximately $2,185 (2005 – $2,458) of tax loss carry forwards available, of which $2,090 expire between the years 2007 and 2026 while $95 have no expiry date. A tax benefit has been recognized in the amount of $663 (2005 – $824) in future income taxes. A tax benefit in the amount of $91 (2005 – $38) has not been recognized.

As at December 31, 2006, the Company has approximately $232 (2005 – $162) of general business tax credit carry forwards available which expire between the years 2022 and 2026.
Note 10 ▪ Consumer Notes
A subsidiary of JHF issues consumer notes through its SignatureNotes program. SignatureNotes is an investment product sold through a broker-dealer network to retail customers in the form of publicly traded fixed and/or floating rate securities. SignatureNotes are issued weekly with a variety of maturities, interest rates and call provisions. SignatureNotes may be redeemed upon the death of the holder, subject to an overall program redemption limit of 1% of the aggregate securities outstanding or an individual redemption limit of U.S. $0.2 of aggregate principal. As at December 31, 2006, interest rates ranged from 1.85% to 6.25% (2005 – from 1.75% to 6.45%) with maturities until 2036. The fair value of consumer notes as at December 31, 2006 was $2,770 (2005 – $2,814). Fair values are determined by projecting cash flows and discounting at current rates.
Note 11 ▪ Long-Term Debt

As at December 31,	2006	2005

Senior debt
5.625% Notes payable U.S. dollar	$597	$607
4.67% Medium term notes	350	—
Notes payable to Manulife Finance (Delaware) LLC	550	—
Other notes payable	437	471
Subordinated notes
5.70% Canadian dollar	—	250
6.24% Canadian dollar	550	550
Surplus notes U.S. dollar	578	579

Total long-term debt	$3,062	$2,457

Fair value	$3,141	$2,561

The fair value of long-term debt is determined using quoted market prices where available. For debt instruments that do not have quoted prices available, the fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or utilizing a model to discount cash flows based on current market interest rates.
The carrying value of the senior debt and surplus notes reflects an unamortized fair value increment of U.S. $78, which arose as a result of the acquisition of JHF (note 3). The amortization of the fair value adjustment is recorded in interest expense in these consolidated financial statements.
The cash amount of interest paid during the year ended December 31, 2006 was $148 (2005 – $170). Issue costs are amortized over the term of the debt. Unamortized costs of $5 at December 31, 2006 (2005 – nil) have been included in miscellaneous assets.
a) 5.625% U.S. dollar notes payable
On December 6, 2001, JHF issued U.S. $500 ($796) in 5.625% senior notes maturing on December 1, 2008 pursuant to a U.S. $1,000 effective shelf registration statement. The notes are redeemable, in whole or in part, at the option of JHF at any time at a redemption price equal to the greater of par or the fair value of the notes based on the U.S. treasury rate plus 20 basis points, in each case together with accrued and unpaid interest.
2006 Annual Report       69

b) 4.67% Medium term notes
On March 28, 2006, MFC issued $350 in 4.67% notes, which mature March 28, 2013 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 11 basis points, in each case together with accrued and unpaid interest.
c) Notes payable to Manulife Finance (Delaware) LLC
On December 14, 2006, Manulife Holdings (Delaware) LLC (“MHD”), a wholly owned subsidiary of MLI, issued $550 in senior notes to Manulife Finance (Delaware) LLC (“MFLLC”), a subsidiary of Manulife Finance (Delaware), L.P. (“MFLP”) (see note 17(b)). MFLP and its subsidiaries are related parties to the Company. The notes mature on December 15, 2016 with interest payable semi-annually at the 90-day Bankers Acceptance rate plus 0.302%. MHD may redeem the notes, in whole or in part, at any time for the amount of principal and unpaid interest.
MFLP is a wholly owned subsidiary; however, the senior debentures issued by MFLP and the senior notes receivable by MFLLC are not consolidated (see note 17(b)).
d) Other notes payable
The notes payable bear interest rates ranging from 6.496% to 12.1% and mature in varying amounts to 2015. The notes were issued by various subsidiaries of JHF.
e) Canadian dollar subordinated debt
On February 16, 2001, MLI issued, in two tranches, $800 in unsecured subordinated debentures. Debentures with principal of $250, maturing on February 16, 2011, bearing interest at a fixed rate of 5.70% for five years and thereafter at a rate of 1% plus the 90-day Bankers Acceptance rate were redeemed at par plus accrued interest to the date of redemption on February 16, 2006. In addition, debentures with principal of $550, maturing on February 16, 2016, bear interest at a fixed rate of 6.24% for 10 years and thereafter at a rate of 1% plus the 90-day Bankers Acceptance rate (adjusted quarterly). The debentures are redeemable in whole or in part by MLI, subject to regulatory approval, at any time prior to February 16, 2011, at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 21.25 basis points; thereafter at par; in each case together with accrued and unpaid interest.
f) U.S. dollar surplus notes
On February 25, 1994, JHF issued U.S. $450 in 7.375% surplus notes maturing on February 15, 2024. Any payment of interest or principal on the surplus notes requires the prior approval of the Massachusetts Commissioner of Insurance.
Aggregate maturities of long-term debt are as follows:

As at December 31,	2006	2005

Less than one year	$3	$23
One to two years	606	13
Two to three years	1	609
Three to four years	1	1
Four to five years	416	2
Greater than five years	2,035	1,809

Total	$3,062	$2,457

Note 12 ▪ Liabilities for Preferred Shares and Capital Instruments

As at December 31,	2006	2005

Preferred shares – Class A Shares, Series 1	$344	$344
Senior debentures issued to Manulife Financial Capital Trust
6.7% debentures	940	940
7.0% debentures	60	60
Subordinated notes payable to Manulife Finance (Delaware) LLC	650	–
Subordinated debt securities payable to MIC Financing Trust I	578	578

Total	$2,572	$1,922

Fair value	$2,703	$2,085

The fair value of liability instruments is determined using quoted market prices where available. For liability instruments that do not have quoted prices available, the fair value is determined with reference to the quoted prices of a liability instrument with similar characteristics or utilizing a model to discount cash flows based on current market interest rates.
Preferred shares
On June 19, 2003, MFC issued 14 million Class A Shares, Series 1 (“Series 1 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10% per Series 1 Preferred Share. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC on or after June 19, 2010, in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the amount of which
70       2006 Annual Report

is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.
Senior debentures issued to Manulife Financial Capital Trust
On December 10, 2001, MLI issued senior debentures to Manulife Financial Capital Trust (the “Trust”). The debentures mature on December 31, 2051 and interest is payable semi-annually on June 30 and December 31. With regulatory approval, upon certain tax or regulatory capital changes, or on any interest payment date after December 31, 2006 but prior to June 30, 2012, MLI may redeem the debentures at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 40 basis points in the case of the 7.0% debentures and 32 basis points in the case of the 6.7% debentures, on or after June 30, 2012 at par, in each case together with accrued and unpaid interest.
At the option of the Trust, the 7.0% debentures are convertible into MLI Class A Shares Series 2 and the 6.7% debentures are convertible into MLI Class A Shares Series 4. Under certain circumstances, the 7.0% debentures will be automatically converted into MLI Class A Shares Series 3 and the 6.7% debentures will be automatically converted into MLI Class A Shares Series 5.

The Trust, a wholly owned open-end trust, is deemed to be a VIE; however, because the Company is not the primary beneficiary, the Trust is not consolidated (see note 17(b)).
Subordinated notes payable to Manulife Finance (Delaware) LLC
On December 14, 2006, Manulife Holdings (Delaware) LLC (“MHD”), a wholly owned subsidiary of MLI, issued $650 in subordinated notes to Manulife Finance (Delaware) LLC (“MFLLC”), a subsidiary of Manulife Finance (Delaware), L.P. (“MFLP”). The notes mature on December 15, 2036 and bear interest payable semi-annually at the 90-day Bankers Acceptance rate plus 0.72%. With regulatory approval, MHD may redeem the notes, in whole or in part, at any time for the amount of principal and unpaid interest. Issue costs for the subordinated notes payable are amortized over the term of the debt. Unamortized costs of $5 at December 31, 2006 (2005 – nil) have been included in miscellaneous assets.
MFLP is a wholly owned subsidiary; however, the subordinated debentures issued by MFLP and the subordinated notes receivable by MFLLC are not consolidated (see note 17(b)).
Subordinated debt securities payable to MIC Financing Trust I
In January 1997, The Manufacturers Investment Corporation (“MIC”) issued U.S. $485 subordinated debt securities to MIC Financing Trust I (“MIC Trust”) established by MIC. These securities mature on February 1, 2027 and bear interest at 8.25% per annum, payable semi-annually on February 1 and August 1. With regulatory approval, MIC may redeem the subordinated debt securities for the amount of principal plus any accrued and unpaid interest at any time on or after February 1, 2007.
MIC Trust is a wholly owned trust of MIC; however, the trust preferred securities issued by MIC Trust and the U.S. $485 subordinated notes receivable by MIC Trust are not consolidated (see note 17(b)).
Note 13 ▪ Non-Controlling Interest in Subsidiaries

As at December 31,	2006	2005

Non-controlling interest in common equity of subsidiaries	$109	$94
Preferred shares issued by MLI – MLI Class A, Series 6	93	93

Total	$202	$187

MLI’s Class A, Series 6 Preferred Shares (“Series 6 Shares”) are non-voting, bear non-cumulative dividends and are redeemable at the election of MLI at $26.00 per share during the 12 months commencing December 31, 2007, or $25.75 per share during the 12 months commencing December 31, 2008, or $25.50 per share during the 12 months commencing December 31, 2009, or $25.25 per share during the 12 months commencing December 31, 2010, or $25.00 per share during the 12 months commencing December 31, 2011.
Note 14 ▪ Share Capital
The authorized capital of MFC consists of:

a) an unlimited number of common shares without nominal or par value; and

b) an unlimited number of Class A and Class B preferred shares without nominal or par value, issuable in series.
Preferred shares
On February 18, 2005, MFC issued 14 million Class A Shares, Series 2 (“Series 2 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 2 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.65% per Series 2 Preferred Share. With regulatory approval, the Series 2 Preferred Shares may be redeemed by MFC on or after March 19, 2010, in whole or in part, at declining premiums that range from $1.00 to nil per Series 2 Preferred Share, by payment of cash.
On January 3, 2006, MFC issued 12 million Class A Shares, Series 3 (“Series 3 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $300. The Series 3 Preferred Shares are non-voting and entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.50% per Series 3 Preferred Share. With regulatory approval, the Series 3 Preferred Shares may be redeemed by MFC on or after March 19, 2011, in whole or in part, at declining premiums that range from $1.00 to nil per Series 3 Preferred Share, by payment of cash.
2006 Annual Report       71

Common shares
On November 3, 2005, the Toronto Stock Exchange (the “Exchange”) accepted MFC’s filing of notice to make a normal course issuer bid during the 12-month period commencing November 9, 2005 to repurchase up to 100 million of its common shares, representing approximately 6.3% of common shares then outstanding. During the year ended December 31, 2006, MFC purchased and subsequently cancelled 45 million (2005 – 1 million) of its common shares pursuant to this normal course issuer bid at a cost of $1,631 (2005 – $49). A previous normal course issuer bid program terminated on November 8, 2005.
On November 7, 2006, the Exchange accepted MFC’s filing of notice to make a normal course issuer bid during the 12-month period commencing November 9, 2006. Under this bid, MFC may repurchase up to 75 million of its common shares, representing approximately 4.9% of common shares outstanding. MFC is also limited to purchasing up to 2% of its common shares in any 30-day period under this bid. During the year ended December 31, 2006, MFC did not purchase or cancel any of its common shares pursuant to this normal course issuer bid.
All transactions under the normal course issuer bids were and will be executed on the Exchange at prevailing market prices (or, with the Exchange’s approval, off the Exchange) in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bid will be cancelled.
In total, during the year ended December 31, 2006, MFC purchased and subsequently cancelled 45 million (2005 – 42 million) of its common shares pursuant to the normal course issuer bids at a total cost of $1,631 (2005 – $1,238).
On June 2, 2006, MFC paid a stock dividend of one common share on each of its issued and outstanding common shares. The effect is the same as a two-for-one split of MFC’s common shares. All common share numbers and per common share amounts have been restated to reflect the stock dividend.

	2006		2005
	Number of Shares		Number of Shares
For the years ended December 31,	(in millions)	Amount	(in millions)	Amount

Common shares
Balance, January 1	1,584	$14,490	1,616	$14,646
Issued on exercise of stock options and deferred share units	8	171	10	228
Normal course issuer bids – purchased for cancellation	(45)	(413)	(42)	(384)

Balance, December 31	1,547	$14,248	1,584	$14,490

Note 15 ▪ Stock-Based Awards
Under MFC’s Executive Stock Option Plan (“ESOP”), stock options are granted to selected individuals. Options provide the holder with the right to purchase common shares at an exercise price equal to the closing market price of MFC’s common shares on the Exchange on the business day immediately preceding the date the options were granted. The options vest over a period not exceeding four years and expire not more than 10 years from the grant date. A total of 73,600,000 common shares have been reserved for issuance under the ESOP.
In 2000, MFC granted deferred share units (“DSUs”) to certain employees under the ESOP. These DSUs vested over a three-year period and each DSU entitles the holder to receive one common share on retirement or termination of employment. When dividends are paid on MFC’s common shares, holders of DSUs are deemed to receive dividends at the same rate, payable in the form of additional DSUs. The number of these DSUs outstanding was 3.3 million as at December 31, 2006 (2005 – 3.6 million).
In addition, pursuant to the Company’s deferred compensation program, MFC grants DSUs under the ESOP which entitle the holder to receive cash payment equal to the value of the same number of common shares plus credited dividends on retirement or termination of employment. In 2006, 181,000 DSUs (2005 – 182,000) were issued to certain employees who elected to defer receipt of all or part of their annual bonus. Also in 2006, 720,000 DSUs (2005 – nil) were issued to certain employees who elected to defer payment of all or part of their 2004 restricted share units (“RSUs”). The DSUs issued in 2005 and 2006 vested immediately upon grant.
Effective January 1, 2001, MFC established the Global Share Ownership Plan (“GSOP”) for its eligible employees and the Stock Plan for Non-Employee Directors. Under the GSOP, qualifying employees can choose to have up to 5% of their annual base earnings applied toward the purchase of common shares of MFC. Subject to certain conditions, MFC will match a percentage of the employee’s eligible contributions to certain maximums. MFC’s contributions vest immediately. All contributions are used by the plan’s trustee to purchase common shares in the open market.
Under the Stock Plan for Non-Employee Directors, each eligible director may elect to receive his or her annual director’s retainer and fees in DSUs or common shares in lieu of cash. Upon termination of Board service, an eligible director who has elected to receive DSUs will be entitled to receive cash equal to the value of the DSUs accumulated in his or her account or, at his or her direction, an equivalent number of common shares. A total of one million common shares of MFC have been reserved for issuance under the Stock Plan for Non-Employee Directors.
MFC previously granted stock options to directors under the Director Equity Incentive Plan (“DEIP”). There were no stock options granted under this plan in 2005 and 2006, as a result of a decision made by the Board of Directors in 2004 to permanently discontinue stock option grants to directors. A total of 500,000 common shares of MFC have been reserved for issuance under the DEIP.
In 2003, MFC established the Restricted Share Unit Plan. For the year ended December 31, 2006, 1.6 million (2005 – 1.8 million) RSUs were granted to certain eligible employees under this plan. RSUs represent phantom common shares of MFC that entitle a participant to receive payment equal to the market value of the same number of common shares, plus credited dividends, at the time the RSUs vest. RSUs vest within three years of the grant date, subject to performance conditions, and the related compensation expense is rec-
72       2006 Annual Report

organized over this period, except where the employee is eligible to retire prior to the vesting date, in which case the cost is recognized over the period between the grant date and the date on which the employee is eligible to retire. Compensation expense related to RSUs was $79 for the year ended December 31, 2006 (2005 – $99).

	2006	2005
For the years ended December 31,	Number of DSUs (in thousands)

Outstanding, January 1	4,100	4,182
Issued	935	230
Reinvested	80	80
Redeemed	(394)	(392)

Outstanding, December 31	4,721	4,100

Of the DSUs outstanding at December 31, 2006, 3,331,000 (2005 – 3,618,000) entitle the holder to receive common shares, 1,130,000 (2005 – 236,000) entitle the holder to receive payment in cash and 260,000 (2005 – 246,000) entitle the holder to receive payment in cash or common shares, at the option of the holder.
Prior to the merger of the Company with JHF in 2004, stock options were awarded on a discretionary basis under the JHF Long-Term Stock Incentive Plan and Non-Employee Directors’ Long-Term Incentive Plan (the “John Hancock Plans”). These stock options vested 50 per cent each year over two years with a five year maximum term. On April 28, 2004, all outstanding JHF mid-term and long-term incentives were converted to Company incentives at a rate of one JHF unit to 1.1853 units of the Company. The John Hancock Plans are now closed to new grants, but will continue to operate until all outstanding awards have been exercised or terminated.

	2006		2005
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise	options	exercise
For the years ended December 31,	(in millions)	price	(in millions)	price

Outstanding, January 1	34	$20.64	41	$19.48
Granted	3	$36.96	4	$29.00
Exercised	(7)	$19.00	(10)	$18.85
Forfeited	—	$27.78	(1)	$22.65

Outstanding, December 31	30	$22.68	34	$20.64

Exercisable, December 31	22	$19.88	24	$18.95

Options outstanding

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
	Number of	average	average	Number of	average
As at December 31, 2006	options	exercise	contractual	options	exercise
Exercise price	(in millions)	price	remaining life	(in millions)	price

$13.22 – $19.52	8	$16.29	3.85 years	8	$16.15
$19.53 – $25.45	15	$21.59	4.52 years	13	$21.30
$25.46 – $36.98	7	$32.51	8.56 years	1	$28.92

Total	30	$22.68	5.27 years	22	$19.88

The weighted average fair value of each option granted in 2006 has been estimated at $8.43 (2005 – $6.11) using the Black-Scholes option-pricing model. The pricing model uses the following weighted average assumptions for these options: risk-free interest rate of 4.2% (2005 – 3.7%), dividend yield of 1.9% (2005 – 1.9%), expected volatility of 20% (2005 – 20%) and expected life of 6.5 (2005 – six) years.
The Company recorded compensation expense for stock options granted after January 1, 2002, with an offsetting increase to contributed surplus, of $26 during the year ended December 31, 2006 (2005 – $33).
In aggregate, the Company recorded stock-based compensation expense of $105 for the year ended December 31, 2006 (2005 – $132).

Diluted earnings per share
For the years ended December 31,	2006	2005

Diluted earnings per common share	$2.51	$2.03

Net income available to common shareholders	$3,955	$3,280

Weighted average number of common shares(in millions)	1,563	1,597
Stock-based awards[1](in millions)	16	15

Weighted average number of diluted common shares(in millions)	1,579	1,612

[1]	The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period. Excluded from the calculation were an average of three million (2005 – four million) anti-dilutive stock-based awards.
2006 Annual Report       73

Note 16 ▪ Employee Future Benefits
The Company maintains a number of pension and benefit plans, both defined benefit and defined contribution, for its eligible employees and agents. These plans include broad-based pension plans for employees that are primarily funded, supplemental pension plans for executives that are primarily not funded, and other non-pension post-employment benefit plans that are also primarily not funded.
The Company’s funding policy for all applicable plans is to make at least the minimum annual contributions required by regulations of the countries in which the plans are offered. Different assumptions and methods are prescribed for regulatory funding purposes compared to accounting purposes.
The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. Actuarial valuations to determine employer required annual contributions for Canadian based pension plans are required at least once every three years. The most recent actuarial valuation of the main Canadian staff pension plan was performed as at December 31, 2005. The date of the next required actuarial valuation of the Canadian staff pension plan for funding purposes is December 31, 2008. Pension plans based in the United States require annual valuations, with the most recent valuations performed as at January 1, 2006.
Pension and Non-Pension Post-Employment Benefit Plans

	Pension benefits		Post-employment benefits
For the years ended December 31,	2006	2005	2006	2005

Changes in plan assets:
Fair value of plan assets, January 1	$3,440	$3,468	$314	$312
Actual return on plan assets	528	290	39	12
Employer contributions	79	131	69	72
Plan participants’ contributions	1	1	4	8
Benefits paid	(324)	(352)	(73)	(79)
Currency impact	17	(98)	1	(11)

Fair value of plan assets, December 31[1]	$3,741	$3,440	$354	$314

[1]	As part of the acquisition of JHF in April 2004, non-qualified retirement plans funded through a rabbi trust were acquired. These plans cover various executives. The rabbi trust assets in respect of these plans are not included herein. In the event of insolvency of the Company, the rabbi trust assets can be used to satisfy claims of general creditors. At December 31, 2006, assets in the rabbi trust were $474 (2005 – $460) and the plan obligations were $401 (2005 – $391). The measurement date of these plans was December 31, 2006.

	Pension benefits		Post-employment benefits
For the years ended December 31,	2006	2005	2006	2005

Changes in accrued benefit obligation:
Balance, January 1	$3,955	$3,850	$1,007	$995
Service cost	65	66	19	13
Interest cost	197	213	50	56
Plan participants’ contributions	1	1	4	8
Amendments	(2)	–	–	4
Actuarial (gains) losses	(91)	292	(75)	35
Benefits paid	(324)	(352)	(73)	(79)
Currency impact	9	(115)	(3)	(25)

Balance, December 31	$3,810	$3,955	$929	$1,007

	Pension benefits		Post-employment benefits
As at December 31,	2006	2005	2006	2005

Excess of plan liabilities over fair value of plan assets, end of year	$(69)	$(515)	$(575)	$(693)
Unrecognized net actuarial (gain) loss	(50)	347	(42)	52
Unrecognized prior service cost	12	24	(7)	(10)

Net accrued benefit liability, December 31	$(107)	$(144)	$(624)	$(651)

Amounts recognized in the Consolidated Balance Sheets:

	Pension benefits		Post-employment benefits
As at December 31,	2006	2005	2006	2005

Prepaid benefit cost	$524	$473	$—	$—
Accrued benefit liability	(631)	(617)	(624)	(651)

Net accrued benefit liability, December 31	$(107)	$(144)	$(624)	$(651)

As at December 31, 2006, the Company’s broad-based funded pension plans consisted of assets of $3,722 (2005 – $3,415) and pension benefit obligations of $3,053 (2005 – $3,213), which results in a pension benefit surplus of $669 (2005 – $202). These plans are subject to regulatory required contributions. For other broad-based but unfunded pension plans, the pension benefit deficit amounted to $49 as at December 31, 2006 (2005 – $46) of which $47 (2005 – $44) has been charged to earnings or otherwise accrued for in the Company’s accounts.
74       2006 Annual Report

The Company’s executive supplemental pension plans are primarily not funded and, as at December 31, 2006, consisted of assets of $19 (2005 – $25) and pension benefit obligations of $708 (2005 – $696), which results in a pension benefit deficit of $689 (2005 – $671). Of this deficit, $540 (2005 – $534) has been charged to earnings to date. Further, the rabbi trust assets that support a portion of these executive pension obligations amounted to $474 as at December 31, 2006 (2005 – $460). These assets form part of the general fund assets of the Company but are held by an external trustee. Other assets that support these obligations also form part of the general fund assets of the Company and are not separately segregated.
Assets and obligations of the various pension plans by category, including rabbi trust assets, were as follows:

	Pension benefits
As at December 31,	2006	2005

Broad-based funded pension plans
Fair value of plan assets	$3,722	$3,415
Accrued benefit obligation	3,053	3,213

Excess of fair value of plan assets over plan liabilities	$669	$202

Broad-based unfunded pension plans
Fair value of plan assets	$—	$—
Accrued benefit obligation	49	46

Shortfall of fair value of plan assets over plan liabilities	$(49)	$(46)

Executive unfunded pension plans
Fair value of plan assets	$19	$25
Accrued benefit obligation	708	696

Shortfall of fair value of plan assets over plan liabilities	$(689)	$(671)

Other

Rabbi trust assets	$474	$460

Total
Fair value of assets	$4,215	$3,900
Accrued benefit obligation	3,810	3,955

Excess (shortfall) of fair value of assets over plan liabilities	$405	$(55)

The assets that support the portion of the non-pension post-employment benefit plans that are not funded similarly form part of the general fund assets of the Company and are not separately segregated.

The weighted average asset allocation by asset category for the Company’s pension plans that are funded was as follows:

	Actual allocation
As at December 31,	2006	2005

Equity securities[1]	59%	59%
Debt securities	30%	30%
Real estate	3%	5%
Other	8%	6%

Total	100%	100%

[1]	Pension benefit plans include investments in MFC common shares of $3 (2005 – $3).
2006 Annual Report       75

Components of the net benefit expense for the pension plans and other non-pension post-employment benefit plans were as follows:

	Pension benefits		Post-employment benefits
For the years ended December 31,	2006	2005	2006	2005

Defined benefit service cost	$65	$66	$19	$13
Defined contribution service cost	56	56	—	—
Interest cost	197	213	50	56
Actual positive return on plan assets	(528)	(290)	(39)	(12)
Actuarial (gains) losses	(91)	292	(75)	35
Plan amendments	3	—	—	4

Pension costs incurred before adjustments	$(298)	$337	$(45)	$96
Difference between costs arising in the year and cost recognized in respect of:
Return on plan assets[1]	277	23	13	(14)
Actuarial (gains) losses[2]	111	(278)	78	(34)
Plan amendments[3]	8	6	(2)	(8)

Net benefit expense	$98	$88	$44	$40

[1]	Expected return on plan assets of $277 for the year ended December 31, 2006 (2005 – $293) less deferral of actual return on plan assets of $567 (2005 – $302).

[2]	Actuarial (gains) losses amortized in 2006 of $23 (2005 – $15) less actual actuarial gains incurred of $166 (2005 – $327 losses).

[3]	Amortization of plan amendments in 2006 of $9 (2005 – $2) less actual cost of plan amendments of $3 (2005 – $4).
Key Weighted Average Assumptions
The weighted average assumptions used by the Company to determine the accrued benefit obligation and net benefit expense for all plans were as follows:

	Pension benefits		Post-employment benefits
For the years ended December 31,	2006	2005	2006	2005

To determine the accrued benefit obligation at end of year:
Discount rate	5.6%	5.3%	5.7%	5.4%
Rate of compensation increase	3.9%	3.9%	3.6%	3.6%
Initial health care cost trend rate[1]	n/a	n/a	9.2%	9.7%
To determine the net benefit expense for the year:
Discount rate	5.3%	5.7%	5.4%	5.8%
Expected return on plan assets[2]	7.9%	8.1%	8.3%	8.5%
Rate of compensation increase	3.9%	3.9%	3.6%	3.6%
Initial health care cost trend rate[1]	n/a	n/a	9.7%	10.1%

[1]	The health care cost trend rate used to measure the U.S. based non-pension post-employment obligation was 9.5% grading to 5.0% for 2016 and years thereafter (2005 – 10.0% grading to 5.0% for 2016) and to measure the expense was 10.0% grading to 5.0% for 2016 and years thereafter (2005 – 10.5% grading to 5.0% for 2016). In Canada, the rate used to measure the non-pension post-employment benefit obligation was 8.0% grading to 5.0% for 2013 and years thereafter (2005 – 8.5% grading to 5.0% for 2013) and to measure the expense was 8.5% grading to 5.0% for 2013 and years thereafter (2005 – 8.5% grading to 5.5% for 2008).

[2]	The expected return on pension plan assets for U.S.-based plans was 8.25% (2005 – ranged from 8.25% to 8.5%). Plans based in Canada had an expected return on plan assets of 6.9% (2005 – 6.9%). Other pension plans had an expected return of 4.7% (2005 – 4.4%).
To develop the expected long-term rate of return on plan assets assumptions, the Company considers the historical returns and the future expectations for each asset class, as well as the target asset allocation of the pension portfolio.
Sensitivity of Key Assumptions
Assumptions adopted can have a significant effect on the obligations and expenses reported for pension plans and for the non-pension post-employment benefit plans. The sensitivity of the obligations and expenses to changes in the key assumptions are set out in the following table.

	Pension benefits		Post-employment benefits
As at and for the year ended December 31, 2006	Obligation	Expense	Obligation	Expense

Discount Rate:
Impact of a 1% increase	$(394)	$(7)	$(88)	$(4)
Impact of a 1% decrease	$483	$10	$107	$3
Expected return on plan assets:
Impact of a 1% increase	n/a	$(32)	n/a	$(3)
Impact of a 1% decrease	n/a	$32	n/a	$3
Rate of compensation increase:
Impact of a 0.25% increase	$11	$2	$—	$—
Impact of a 0.25% decrease	$(11)	$(2)	$—	$—
Health care cost trend rate:
Impact of a 1% increase	n/a	n/a	$56	$7
Impact of a 1% decrease	n/a	n/a	$(49)	$(6)

76      2006 Annual Report

Cash Flows – Contributions
Total cash payments for all employee future benefits, comprised of cash contributed by the Company to its funded pension and non-pension post-employment benefit plans, cash payments directly to beneficiaries for its unfunded pension and non-pension post-employment benefit plans, and cash contributed to its defined contribution pension plans, were as follows:

	Pension benefits		Post-employment benefits
For the years ended December 31,	2006	2005	2006	2005

Defined benefit	$79	$131	$69	$72
Defined contribution	56	56	—	—

Total	$135	$187	$69	$72

Cash Flows – Estimated Benefit Payments
The future benefit payments under the defined benefit pension plans and non-pension post-employment benefit plans are estimated to be as follows:

For the years ended December 31,	Pension benefits	Post-employment benefits

2007	$294	$71
2008	286	72
2009	290	73
2010	301	74
2011	296	74
2012 - 2016	1,544	372

During the year, the John Hancock Pension Committee approved and executed the implementation of a single 401(k) pension investment platform in the United States. The Company’s own Retirement Pension Plan 401(k) platform was the one selected. As a result of this transfer, the Company reported deposits from policyholders in the Segregated Funds Consolidated Statements of Changes in Net Assets of $622 for the year ended December 31, 2006 (2005 – nil).
Note 17 ▪ Variable Interest Entities
a) Investments that are Variable Interest Entities
Variable interest entities that are consolidated with the Company’s segregated funds

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are VIEs. The Company’s segregated funds are considered the primary beneficiary of certain timberland VIEs. The consolidation of these VIEs in the segregated funds as at December 31, 2006 resulted in an increase in segregated fund assets of $213 (2005 – $206), an increase in segregated fund liabilities of $73 (2005 – $73) and an increase in net assets held by other contract holders of $140 (2005 – $ 133).
Variable interest entities that are not consolidated
Except as previously noted, the Company has determined that it is not the primary beneficiary of any VIE in which it invests or manages, and accordingly, is not required to consolidate any of them.
The following is a discussion of the entities the Company has significant relationships with and certain summarized financial information for them.
Collateralized debt obligation funds
The Company acts as an investment manager to certain asset-backed investment vehicles, commonly known as collateralized debt obligation funds (“CDOs”). The Company has determined that most of the CDOs it manages are VIEs. The Company also invests in the debt and/or equity of these CDOs, and in the debt and/or equity of CDOs managed by others. Any net losses in excess of the CDO equity are borne by the debt owners. Owners of securities issued by CDOs that are managed by the Company have no recourse to the Company’s assets in the event of default by the CDO. The Company’s risk of loss from any CDO that it manages, or in which it invests, is limited to its investment in the CDO.
The maximum exposure to losses from CDOs managed by the Company is $90 (2005 – $198). This consists of $54 (2005 – $150) of investments in tranches rated Aa1 or better, $18 (2005 – $20) in tranches rated below BBB and $18 (2005 – $28) in equity tranches.

Total size of Company-managed CDOs
As at December 31,	2006	2005

Total assets	$9,382	$6,227

Total debt	$9,137	$6,100
Total other liabilities	65	29

Total liabilities	$9,202	$6,129
Total equity	180	98

Total liabilities and equity[1]	$9,382	$6,227

[1]	Includes the Company’s investment in the debt and equity of Company-managed VIE and non-VIE CDOs.
2006 Annual Report       77

Low-income housing partnerships
The Company has investments that qualify for low-income housing and/or historic tax credits (“LIH Partnerships”). These investments are primarily through real estate limited partnerships. The Company is usually the sole limited partner or an investor member and it is not the general partner or managing member in any of the LIH Partnerships.
The Company’s maximum exposure to losses from its investments in LIH Partnerships is $604 (2005 – $551). This consists of $479 (2005 – $415) of equity investments, $77 (2005 – $77) of mortgages, and outstanding equity capital and mortgage commitments to the partnerships of $48 (2005 – $58) and nil (2005 – $1), respectively.

Total size of the LIH Partnerships[1]
As at December 31,	2006	2005

Total assets	$1,435	$1,442

Total debt	$873	$869
Total other liabilities	98	115

Total liabilities	$971	$984
Total equity	464	458

Total liabilities and equity[2]	$1,435	$1,442

[1]	Certain data above is reported with a three-month lag due to the delayed availability of financial statements of the LIH Partnerships.

[2]	Includes the Company’s investment in the debt and equity of these LIH Partnerships.
Timberland investments
The Company acts as an investment manager of timberland properties with total assets of $7.7 billion, of which $4.0 billion relates to funds that the general fund and institutional segregated funds invest in (the “Timber Funds”). In its capacity as investment advisor to the Timber Funds, the Company earns investment advisory fees, and in the majority of cases earns forestry management fees and is eligible for performance advisory fees. The Company has determined that most of the Timber Funds are VIEs.
The Company’s maximum exposure to losses from the Timber Funds is $430 (2005 – $140). This consists of $141 (2005 – $91) of equity investments, $278 (2005 – $33) of debt investments, and $11 (2005 – $16) of outstanding equity commitments to these funds.

Total size of Timber Funds
As at December 31,	2006	2005

Total assets	$3,968	$2,512

Total debt	$1,970	$832
Total other liabilities	133	65

Total liabilities	$2,103	$897
Total equity	1,865	1,615

Total liabilities and equity[1]	$3,968	$2,512

[1]	Includes the Company’s investment in the debt and equity of the Timber Funds.
Other entities
The Company has investment relationships with a variety of other entities (“Other Entities”), which result from its direct investment in their debt and/or equity. This category includes energy investment partnerships, investment funds organized as limited partnerships, and businesses that have undergone debt restructurings and reorganizations. With the exception of its involvement with the entities described in the following paragraphs, the Company believes that its relationships with these Other Entities are not significant, and accordingly, does not provide any summary financial data for them. The Company’s maximum exposure to losses as a result of its involvement with Other Entities is generally limited to amounts invested, which are included on the Company’s Consolidated Balance Sheets in the appropriate investment categories. To the extent that non-consolidated Other Entities are used to access capital markets, the Company’s borrowings from the Other Entities are included on the Company’s Consolidated Balance Sheets in the appropriate liability categories.
ArcLight Energy Partners Fund I, L.P. (“ArcLight”), a private equity fund, invests in the electric power, utility and energy industry sectors. The Company is a limited partner investor – owning approximately 55% of ArcLight’s partners’ capital as at December 31, 2006 and 2005. As at September 30, 2006, ArcLight had total assets of $917, liabilities of $64, and partners’ capital of $853. As at December 31, 2005, ArcLight had total assets of $972, liabilities of $50, and partners’ capital of $922.
b) Subsidiaries that are Variable Interest Entities
Manulife Financial Capital Trust
Manulife Financial Capital Trust (the “Trust”), a wholly owned open-end trust, is deemed to be a VIE; however, because the Company is not the primary beneficiary, the Trust is not consolidated. Manulife Financial Capital Securities (“MaCS”) issued by the Trust are, at the option of their holders, exchangeable into newly issued Class A Shares Series 2 or Class A Shares Series 4 of MLI. Under certain circumstances and without the consent of the holders, the MaCS will be automatically exchanged into MLI Class A Shares Series 3 or MLI Class A Shares Series 5. The exchange of the MaCS will be effected through the conversion by the Trust of the corresponding principal amount of debentures issued by the Company, which corresponds to the series of the MaCS being exchanged, into Class A Shares of MLI. The MaCS form part of the Company’s Tier 1 regulatory capital.
78       2006 Annual Report

MIC Financing Trust I
MIC Financing Trust I (“MIC Trust”), a wholly owned trust, is bifurcated into a silo and a host entity in accordance with VIE accounting guidelines and both of these are classified as VIEs. The silo is comprised of the trust preferred securities described below. The host entity is comprised of the amounts the Company has invested, plus accumulated interest thereon. The Company owns only 1.5% (U.S. $7.5) of the trust preferred securities. The Company does not own, and is not the primary beneficiary of, the remaining U.S. $485 trust preferred securities; therefore, the Company does not consolidate the U.S. $485 trust preferred securities. The Company owns 100% of the host entity and consolidates it as a wholly owned subsidiary. Capital Trust Pass-Through Securities Units were issued by MIC Trust and The Manufacturers Investment Corporation (“MIC”), a wholly owned subsidiary of the Company, in January 1997, maturing February 1, 2027. Each unit consists of one 8.25% trust preferred security, issued by MIC Trust, and one 0.125% preferred purchase contract, issued by MIC. Holders of each purchase contract may be required to purchase 20 non-cumulative perpetual preferred shares, Series A (“Series A Preferred Shares”) of MIC, at U.S. $50 per share. Holders may satisfy this purchase by delivering the trust preferred securities to MIC in exchange for the Series A Preferred Shares. MIC has the right to redeem the Series A Preferred Shares at any time on or after the later of February 1, 2007 or the date of issue, at a redemption price of U.S. $50 per share plus accrued and unpaid dividends to the date of redemption. The Securities Units were issued as a private placement under Rule 144A of the Securities Act (United States). The securities form part of the Company’s Tier 2A regulatory capital.
Manulife Finance (Delaware), L.P.
Manulife Finance (Delaware), L.P. (“MFLP”), a wholly owned partnership, is bifurcated into two silos and one host entity in accordance with VIE accounting guidelines. The largest silo is comprised of the debt instruments and the interest rate swaps mentioned below. The smaller silo and the host entity are comprised of the amounts the Company has invested, plus accumulated interest thereon. The Company owns none of, and is not the primary beneficiary of, the largest silo; therefore, the Company does not consolidate the largest silo. The Company owns 100% of the smaller silo and the host entity and consolidates both as wholly owned subsidiaries. MFLP has issued $550 of senior debentures which mature December 15, 2026 and $650 of subordinated debentures which mature December 15, 2041. The senior debentures bear interest at the rate of 4.448% per annum, payable semi-annually until December 15, 2016 and thereafter at the 90-day Bankers Acceptance rate plus 1.5%, payable quarterly. The subordinated debentures bear interest at the rate of 5.059% per annum, payable semi-annually until December 15, 2036 and thereafter at the 90-day Bankers Acceptance rate plus 1%, payable quarterly. MFLP may redeem the senior debentures, upon certain tax changes or at any time prior to December 15, 2016, for the amount of principal, unpaid interest and, if applicable, a premium calculated with reference to the Government of Canada yield. MFLP may redeem the senior debentures on December 15, 2016 and on any interest payment date thereafter for the amount of principal and unpaid interest. With regulatory approval, MFLP may redeem the subordinated debentures, upon certain tax changes or at any time prior to December 15, 2036, for the amount of principal, unpaid interest and, if applicable, a premium calculated with reference to the Government of Canada yield. With regulatory approval, MFLP may redeem the subordinated debentures on December 15, 2036 and on any interest payment date thereafter for the amount of principal and unpaid interest. The subordinated debentures form part of the Company’s Tier 2B regulatory capital.
In order for MFLP to manage its exposure to the interest rate difference between the debentures issued and the senior and subordinated notes receivable by its subsidiary, Manulife Finance (Delaware) LLC, from Manulife Holdings (Delaware) LLC (see notes 11 and 12), MFLP has entered into interest rate swaps.
Note 18 ▪ Commitments and Contingencies
a) Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial position or results of its operations.
b) Proceeds
Pursuant to agreements with the administrators of Daihyaku Mutual Life Insurance Company (“Daihyaku”) with respect to the April 2, 2001 purchase of a closed block of business in Japan, the Company was entitled to a contingent receivable related to the proceeds from the wind-up of the insolvent estate of Daihyaku. On March 29, 2005, the Company received the contingent receivable of $89 ($ 57 after tax). This amount has been recorded in other revenue in the Corporate and Other segment.
c) Accident reinsurance disputes
The Company entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance. Under these arrangements, the Company both assumed risks as a reinsurer, and also passed substantial portions of these risks on to other companies. The Company is engaged in disputes, including a number of legal proceedings, in respect of this business and has provided adequately for the exposure.
d) Investment commitments
In the normal course of business, various investment commitments are outstanding which are not reflected in the consolidated financial statements. There were $2,211 of outstanding investment commitments as at December 31, 2006, of which $320 mature in 30 days, $1,392 mature in 31 to 365 days and $499 mature in 2008 or later. There were $2,494 of outstanding investment commitments as at December 31, 2005, of which $402 matured in 30 days, $1,531 matured in 31 to 365 days and $561 mature in 2007 or later.
2006 Annual Report       79

e) Letters of credit
In the normal course of business, third party relationship banks issue letters of credit on the Company’s behalf. As at December 31, 2006, letters of credit, for which third parties are beneficiary, in the amount of $727 (2005 – $910) were outstanding. There were no assets pledged against these outstanding letters of credit as at December 31, 2006 and 2005.
f) Guarantees regarding Manulife Finance (Delaware), L.P.
MFC has unconditionally and irrevocably guaranteed the payment of amounts on the $550 senior debentures due December 15, 2026 and $650 subordinated debentures due December 15, 2041 issued by Manulife Finance (Delaware), L.P., a wholly owned partnership. The Company does not consolidate these debentures (see note 17(b)). The senior debentures pay a fixed interest rate of 4.448% per annum, payable semi-annually, until December 15, 2016 and thereafter will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1.5%, payable quarterly. The subordinated debentures pay a fixed interest rate of 5.059% per annum, payable semi-annually, until December 15, 2036 and thereafter will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1%, payable quarterly. MFC’s guarantee of the senior debentures is a direct unsecured obligation of MFC and ranks equally with all other unsecured indebtedness of MFC which is not subordinated, and MFC’s guarantee of the subordinated debentures is a direct unsecured obligation of MFC and ranks equally with all other subordinated indebtedness of MFC except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to the subordinated indebtedness of MFC.
The following tables set forth certain consolidating summary financial information for MFC and Manulife Finance (Delaware), L.P.:

			Other
			Subsidiaries of		Total
	MFC	Manulife Finance	MFC on a	Consolidating	Consolidated
As at and for the year ended December 31, 2006	(Guarantor)	(Delaware), L.P.	Combined Basis	Adjustments	Amounts

Total revenue	$60	$2	$34,193	$(61)	$34,194
Net income available to shareholders	3,985	—	3,989	(3,989)	3,985
Invested assets	2	—	171,162	—	171,164
Total other assets	26,684	1,368	15,226	(28,273)	15,005
Policy liabilities	—	—	130,819	—	130,819
Total other liabilities	1,030	1,210	29,440	(1,986)	29,694

			Other
			Subsidiaries of		Total
	MFC	Manulife Finance	MFC on a	Consolidating	Consolidated
As at and for the year ended December 31, 2005	(Guarantor)	(Delaware), L.P.	Combined Basis	Adjustments	Amounts

Total revenue	$67	$—	$32,726	$(104)	$32,689
Net income available to shareholders	3,294	—	3,308	(3,308)	3,294
Invested assets	12	—	166,402	—	166,414
Total other assets	26,286	—	18,291	(28,340)	16,237
Policy liabilities	—	—	132,049	—	132,049
Total other liabilities	2,511	—	26,930	(2,626)	26,815

g) Pledged assets
In the normal course of business, certain of MFC’s subsidiaries pledge their assets as collateral for liabilities incurred. The amounts pledged were as follows:

	2006		2005
As at December 31,	Bonds	Other	Bonds	Other

In respect of:
Derivatives	$119	$72	$122	$77
Regulatory requirements	109	1	112	4
Real estate	—	71	—	75
Other	—	8	—	96

Total	$228	$152	$234	$252

h) Lease obligations
The Company has a number of obligations under long-term capital and operating leases, primarily for the use of office space. The future minimum lease payments by year and in aggregate, under capital and non-cancelable operating leases, are presented below:

		Operating
	Capital leases	leases	Total

2007	$3	$124	$127
2008	3	104	107
2009	2	85	87
2010	1	60	61
2011	—	52	52
Thereafter	—	119	119

Total minimum lease payments	$9	$544	$553

80       2006 Annual Report

i) Capital requirements
Dividends and capital distributions are restricted under the ICA. The ICA requires Canadian non-operating insurance companies to maintain, at all times, adequate levels of capital which is assessed by comparing capital available to a risk metric in accordance with Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies. There are no minimum or target requirements; however, OSFI expects holding companies to manage their capital in a manner commensurate with the group risk profile and control environment. MFC must also maintain minimum levels of capital for its subsidiaries. Such amounts of capital are based on the local statutory accounting basis in each jurisdiction. The most significant of these are the Minimum Continuing Capital and Surplus Requirements for MFC’s Canadian insurance subsidiaries and the Risk Based Capital requirements for MFC’s U.S. insurance subsidiaries. The Company maintains capital well in excess of the minimum required in all foreign jurisdictions in which the Company does business.
There are additional restrictions on distributions in foreign jurisdictions in relation to shareholder dividends. In the U.S., MFC’s principal insurance subsidiaries are domiciled in Michigan and Massachusetts. Michigan regulatory approval is required if a shareholder dividend distribution from a Michigan insurance subsidiary to the parent company would exceed that subsidiary’s earned surplus. Regulatory approval is also required if the distribution (together with other distributions during the previous 12 months) exceeds the greater of the subsidiary’s statutory net operating income for the previous year or 10% of its surplus determined at the end of the previous year. The determination must be made in accordance with statutory accounting principles. Under the Massachusetts insurance law, no insurer may pay any shareholder dividend from any source other than statutory unassigned funds without the prior approval of the Massachusetts Commissioner of Insurance (the “MCI”). The Massachusetts insurance holding company act provides that no extraordinary dividend may be paid without 30 days prior written notice to the MCI, and only if the MCI has not disapproved, or has approved, the payment within the 30-day notice period. An extraordinary dividend is any dividend or distribution of cash or other property whose fair market value, together with other dividends or distributions made within the preceding 12 months, exceeds the greater of (i) 10% of an insurance company’s surplus as regards to policyholders as of the preceding December 31, or (ii) a life insurance company’s statutory net gain from operations for the 12 months ending on the preceding December 31. In addition, both Michigan and Massachusetts require that notification be given to the domiciliary insurance commissioner no later than five days following declaration, and at least 10 days prior to payment, of any dividend or distribution by a Michigan or Massachusetts insurance company.
j) Participating business
In some territories where the Company maintains participating accounts, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. Where applicable, these restrictions generally take the form of a fixed percentage of the policyholder dividends. For participating businesses operating as separate “closed blocks,” transfers are governed by the terms of MLI’s and John Hancock Mutual Life Insurance Company’s plans of demutualization.
Note 19 ▪ Fair Value of Financial Instruments
Financial instruments refer to both on- and off-balance sheet instruments and may be assets or liabilities. These assets or liabilities are contracts that ultimately give rise to a right for one party to receive an asset and an obligation for another party to deliver an asset. Fair values are management’s best estimates of the amounts at which instruments could be exchanged in a current transaction between willing parties and are generally calculated based on the characteristics of the instrument and the current economic and competitive environment. These calculations are subjective in nature, involve uncertainties and matters of significant judgment and do not include any tax impact.
Both the fair values and the basis for determining the fair value of invested assets, consumer notes, long-term debt, liabilities for preferred shares and capital instruments and derivative financial instruments are disclosed in notes 6, 10, 11, 12 and 20, respectively.
The carrying values of accrued investment income, outstanding premiums, miscellaneous assets, policy benefits in the course of settlement, provision for unreported claims, policyholder amounts on deposit and other liabilities approximate their fair values due to their short-term nature.
The fair value of bank deposits is estimated at $7,847 as at December 31, 2006 (2005 – $5,888) compared to a carrying value of $7,845 as at December 31, 2006 (2005 – $5,911). The fair value of these financial instruments is determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and conditions.
Note 20 ▪ Derivative Financial Instruments
Derivative financial instruments are financial contracts, the values of which are derived from underlying assets or interest or foreign exchange rates. Derivatives such as interest rate and cross currency swaps, forward contracts, total return swaps, futures agreements and options are used to hedge and manage current and anticipated exposures to changes in interest rate levels, foreign exchange rates, commodity prices, credit risk and equity market prices, and to replicate permissible investments.
Swaps are contractual agreements between the Company and a third party to exchange a series of cash flows. For interest rate swaps, counterparties generally exchange fixed and floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve an initial and final exchange of principal amounts between parties as well as the exchange of fixed or floating interest payments in one currency for the receipt of fixed or floating interest payments in another currency. Equity contracts involve the exchange of floating rate interest payments for the receipt of returns from an equity market index.
Forward and futures agreements are contractual obligations to buy or sell a financial instrument at a future date at a specified price. Forward contracts are over-the-counter contracts negotiated between counterparties and futures agreements are standardized contracts that are transacted on regulated exchanges.
Options are contractual agreements whereby the holder has the right, but not the obligation, to buy or sell a specified amount of the financial instrument at a predetermined price within a specified time.
2006 Annual Report       81

Hedge effectiveness is assessed quarterly using a variety of techniques including regression analysis and cumulative dollar offset. When it is determined that a derivative is not effective as a hedge, the Company discontinues hedge accounting. In certain cases, there is no hedge ineffectiveness because the derivative instrument was constructed such that all the terms of the derivative match the hedged risk in the hedged item.
Credit risk equivalent is the sum of replacement cost and the potential future credit exposure. Replacement cost represents the cost of replacing, at current market rates, all contracts with a positive fair value. The amounts take into consideration legal contracts that permit offsetting of positions. The potential future credit exposure represents the potential for future changes in value based upon a formula prescribed by OSFI.
Risk-weighted amount represents the credit risk equivalent, weighted according to the creditworthiness of the counterparty, as prescribed by OSFI.
Fair value is summarized by derivative type and represents the unrealized net gain or loss and accrued interest receivable or payable. Substantially all derivative financial instruments wholly or partially offset the change in fair values of related on-balance sheet assets and liabilities.
The Company had the following amounts outstanding:

	Remaining term to maturity (notional amounts)				Fair value
									Risk-
As at December 31,	Under 1	1 to 5	Over 5					Credit risk	weighted
2006	year	years	years	Total	Positive	Negative	Net	equivalent	amount

Interest rate contracts:
Swap contracts	$4,195	$9,879	$26,172	$40,246	$1,148	$(626)	$522	$759	$234
Options purchased	245	654	211	1,110	4	—	4	12	4
Options written	13	—	—	13	—	—	—	—	—

Sub-total	$4,453	$10,533	$26,383	$41,369	$1,152	$(626)	$526	$771	$238
Foreign exchange:
Swap contracts	966	6,736	3,286	10,988	833	(1,116)	(283)	982	300
Forward contracts	4,428	87	15	4,530	12	(71)	(59)	62	20
Other	486	395	361	1,242	10	(37)	(27)	159	49

Total	$10,333	$17,751	$30,045	$58,129	$2,007	$(1,850)	$157	$1,974	$607

As at December 31,
2005

Interest rate contracts:
Swap contracts	$5,406	$11,702	$23,924	$41,032	$1,338	$(843)	$495	$714	$233
Futures contracts	246	—	—	246	—	—	—	—	—
Options purchased	173	2,816	211	3,200	48	—	48	36	14
Options written	—	13	—	13	—	—	—	—	—

Sub-total	$5,825	$14,531	$24,135	$44,491	$1,386	$(843)	$543	$750	$247
Foreign exchange:
Swap contracts	3,391	6,465	2,405	12,261	811	(956)	(145)	1,002	326
Forward contracts	3,409	—	15	3,424	17	(14)	3	81	26
Other	693	506	6	1,205	10	(4)	6	141	46

Total	$13,318	$21,502	$26,561	$61,381	$2,224	$(1,817)	$407	$1,974	$645

Note 21 ▪ Segmented Information
The Company provides a wide range of financial products and services, including individual life insurance, long-term care insurance, group life and health insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada, Asia and Japan. Manulife Financial also provides investment management services with respect to the general fund assets of the Company, segregated and mutual funds as well as to institutional customers. The Company also offers reinsurance services specializing in retrocession and offering products in life, property and casualty.
The Company’s reporting segments are U.S. Insurance and U.S. Wealth Management, which combine to form the U.S. Division, as well as the Canadian, Asia and Japan and Reinsurance Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market. In the first quarter of 2006, the Company’s U.S. Protection, U.S. Wealth Management and Guaranteed & Structured Financial Products businesses were reorganized to become the U.S. Insurance and U.S. Wealth Management reporting segments. Information for prior periods has been restated accordingly.
Certain allocation methodologies are employed in the preparation of segmented financial information. Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company’s business segments on a risk-based methodology. The income statement impact of changes in actuarial methods and assumptions (note 7(f)) is reported in the Corporate and Other segment.
The accounting policies of the segments are the same as those described in note 1, Nature of Operations and Significant Accounting Policies.

82      2006 Annual Report

		U.S.		Asia
By Segment	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
For the year ended December 31, 2006	Insurance	Mgmt	Division	Division	Division	and Other	Total

Revenue
Premium income
Life and health insurance	$5,488	$—	$5,411	$2,861	$1,010	$—	$14,770
Annuities and pensions	—	3,741	521	72	—	—	4,334

Total premium income	$5,488	$3,741	$5,932	$2,933	$1,010	$—	$19,104
Investment income	2,982	2,858	3,164	863	208	358	10,433
Other revenue	614	2,412	798	515	19	299	4,657

Total revenue	$9,084	$9,011	$9,894	$4,311	$1,237	$657	$34,194

Interest expense	$35	$159	$298	$50	$3	$417	$962

Income before income taxes	$935	$1,580	$1,170	$970	$403	$278	$5,336
Income taxes	(313)	(444)	(250)	(190)	(109)	(60)	(1,366)

Net income	$622	$1,136	$920	$780	$294	$218	$3,970

Segregated funds deposits	$1,225	$22,645	$4,619	$4,747	$—	$51	$33,287

Goodwill
Balance, January 1	$2,704	$2,053	$2,051	$499	$78	$116	$7,501
Sale of a subsidiary	—	—	—	—	—	(20)	(20)
Tax benefit of stock options exercised[1]	—	—	—	—	—	(16)	(16)
Change in foreign exchange rates	(2)	(1)	—	—	—	(1)	(4)

Balance, December 31	$2,702	$2,052	$2,051	$499	$78	$79	$7,461

As at December 31, 2006
Policy liabilities	$44,232	$38,222	$32,554	$13,673	$1,884	$254	$130,819

Total assets	$52,820	$48,277	$49,533	$18,061	$3,379	$14,099	$186,169

Segregated funds net assets held by policyholders	$12,583	$112,269	$27,448	$17,232	$—	$2,516	$172,048

[1]	Tax benefit to the Company relating to exercise of stock options that were issued at the time of the merger with JHF in exchange for JHF stock options.
The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its businesses pertain.

By geographic location			Asia
For the year ended December 31, 2006	United States	Canada	and Japan	Other	Total

Revenue
Premium income
Life and health insurance	$5,965	$5,476	$2,903	$426	$14,770
Annuities and pensions	3,741	521	72	—	4,334

Total premium income	$9,706	$5,997	$2,975	$426	$19,104
Investment income	5,973	3,534	864	62	10,433
Other revenue	3,220	897	526	14	4,657

Total revenue	$18,899	$10,428	$4,365	$502	$34,194

2006 Annual Report       83

		U.S.		Asia
By Segment	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
For the year ended December 31, 2005	Insurance	Mgmt	Division	Division	Division	and Other	Total

Revenue
Premium income
Life and health insurance	$5,382	$—	$5,193	$2,895	$1,217	$—	$14,687
Annuities and pensions	—	3,265	568	67	—	—	3,900

Total premium income	$5,382	$3,265	$5,761	$2,962	$1,217	$—	$18,587
Investment income	2,868	3,020	2,771	716	185	376	9,936
Other revenue	620	2,052	734	354	27	379	4,166

Total revenue	$8,870	$8,337	$9,266	$4,032	$1,429	$755	$32,689

Interest expense	$26	$175	$175	$44	$1	$367	$788

Income (loss) before income taxes	$927	$1,211	$1,045	$810	$(89)	$418	$4,322
Income taxes	(313)	(343)	(248)	(69)	(19)	(39)	(1,031)

Net income (loss)	$614	$868	$797	$741	$(108)	$379	$3,291

Segregated funds deposits	$1,284	$20,208	$4,514	$5,226	$—	$554	$31,786

Goodwill
Balance, January 1	$2,756	$1,934	$1,888	$563	$78	$113	$7,332
Purchase equation adjustment (note 3)	35	208	163	(2)	3	—	407
Change in foreign exchange rates	(87)	(89)	—	(62)	(3)	3	(238)

Balance, December 31	$2,704	$2,053	$2,051	$499	$78	$116	$7,501

As at December 31, 2005
Policy liabilities	$41,957	$43,259	$31,291	$13,166	$2,231	$145	$132,049

Total assets	$51,009	$55,531	$45,388	$17,022	$3,146	$9,533	$181,629

Segregated funds net assets held by policyholders	$11,374	$89,996	$23,443	$12,282	$—	$2,600	$139,695

By geographic location			Asia
For the year ended December 31, 2005	United States	Canada	and Japan	Other	Total

Revenue
Premium income
Life and health insurance	$5,759	$5,259	$2,954	$715	$14,687
Annuities and pensions	3,265	568	67	—	3,900

Total premium income	$9,024	$5,827	$3,021	$715	$18,587
Investment income	6,016	3,167	716	37	9,936
Other revenue	2,882	803	453	28	4,166

Total revenue	$17,922	$9,797	$4,190	$780	$32,689

84      2006 Annual Report

Note 22	▪	Material Differences Between Canadian and United States Generally Accepted Accounting Principles
The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from United States generally accepted accounting principles (“U.S. GAAP”). The material differences between U.S. GAAP and Canadian GAAP for a life insurance company relate to the treatment of invested assets, deferred acquisition costs and actuarial liabilities. Generally, these differences will result in materially different earnings emergence patterns between statements of operations prepared in accordance with U.S. GAAP as compared to statements of operations prepared in accordance with Canadian GAAP.
a) Condensed Consolidated Balance Sheets

As at December 31,	2006			2005
	Note 22	U.S.	Canadian	U.S.	Canadian
	Reference	GAAP	GAAP	GAAP	GAAP

Invested assets
Bonds	g (i), h (iv)	$109,460	$103,159	$108,966	$103,315
Mortgages	g (ii)	28,079	28,131	27,968	28,008
Stocks	g (iii), h (iv)	17,731	11,272	13,114	8,715
Real estate	g (iv)	4,563	5,905	4,148	5,279
Policy loans		6,413	6,413	6,120	6,120
Cash and short-term investments		10,798	10,745	8,765	8,723
Bank loans		2,009	2,009	1,806	1,806
Other investments	g (x), h (iv)	3,661	3,530	4,280	4,448

Total invested assets		$182,714	$171,164	$175,167	$166,414

Other assets
Accrued investment income	h (iv)	$1,561	$1,557	$1,640	$1,639
Outstanding premiums		669	669	735	735
Deferred acquisition costs	g (vi)	12,054	—	10,187	—
Reinsurance deposits and amounts recoverable		4,966	—	4,875	—
Goodwill		6,415	7,461	6,472	7,501
Intangible assets		1,708	1,708	1,742	1,742
Value of business acquired	g (vii)	4,101	—	4,283	—
Miscellaneous	h (iv)	5,418	3,610	6,695	4,620

Total other assets		$36,892	$15,005	$36,629	$16,237

		$219,606	$186,169	$211,796	$182,651
Segregated funds net assets[1]	h (iv)	163,483	—	133,662	—

Total assets		$383,089	$186,169	$345,458	$182,651

Segregated funds net assets[1]	h (iv)	$—	$172,937	$—	$140,361

Liabilities and equity
Policy liabilities	g (v), h (iv)	$161,799	$130,819	$158,122	$132,049
Deferred realized net gains	g (i) - (iv)	—	4,442	—	4,295
Bank deposits		7,845	7,845	5,911	5,911
Consumer notes		2,860	2,860	2,900	2,900
Future income tax liability[2]	h (iv)	2,707	2,258	2,392	1,337
Other liabilities	g (x), h (iv)	8,805	6,453	9,635	7,806

		$184,016	$154,677	$178,960	$154,298
Long-term debt		3,040	3,062	2,480	2,457
Liabilities for preferred shares and capital instruments		2,572	2,572	1,922	1,922
Non-controlling interest in subsidiaries		400	202	217	187
Segregated funds net liabilities[1]	h (iv)	163,483	—	133,662	—
Common shares, preferred shares, retained earnings, contributed surplus and currency translation account		26,214	25,656	25,206	23,787
Accumulated effect of comprehensive income on equity		3,364	—	3,011	—

Total liabilities and equity		$383,089	$186,169	$345,458	$182,651

Segregated funds net liabilities[1]	h (iv)	$—	$172,937	$—	$140,361

[1]	U.S. GAAP terminology is separate accounts.

[2]	U.S. GAAP terminology is deferred income taxes.
2006 Annual Report     85

b) Condensed Consolidated Statements of Operations

For the years ended December 31,	2006		2005
	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP

Revenue
Premium income	$12,495	$19,104	$11,867	$18,587
Net investment income (investment income)	9,975	10,433	11,245	9,936
Fee income and other revenue	6,241	4,657	5,424	4,166

Total revenue	$28,711	$34,194	$28,536	$32,689

Policy benefits and expenses
Policyholder benefits	$17,917	$19,912	$17,287	$19,871
Commissions, investment and general expenses	4,277	7,709	4,203	7,462
Amortization of deferred acquisition costs and value of business acquired	1,168	—	1,169	—
Other	1,253	1,237	1,043	1,034

Total policy benefits and expenses	$24,615	$28,858	$23,702	$28,367

Income before income taxes	$4,096	$5,336	$4,834	$4,322
Income taxes	(926)	(1,366)	(1,390)	(1,031)

Net income	$3,170	$3,970	$3,444	$3,291

Weighted average number of common shares outstanding (in millions):
Basic	1,563	1,563	1,597	1,597
Diluted	1,579	1,579	1,612	1,612
Earnings per share:
Basic	$2.03	$2.53	$2.16	$2.05
Diluted	$2.01	$2.51	$2.14	$2.03
c) Reconciliation of Canadian GAAP net income and equity to U.S. GAAP net income, comprehensive income and equity

For the years ended December 31,		Net Income		Equity
	Note 22
	Reference	2006	2005	2006	2005

Net income and equity determined in accordance with Canadian GAAP		$3,970	$3,291	$25,656	$23,787
Bonds	g (i)	(377)	593	4,061	4,438
Mortgages	g (ii)	20	51	152	132
Stocks	g (iii)	(108)	13	1,875	1,983
Real estate	g (iv)	(197)	(142)	(1,228)	(1,031)
Other investments	g (ix)	8	265	593	585
Policy liabilities	g (v)	(2,945)	(2,360)	(16,672)	(13,724)
Value of business acquired	g (vii)	(179)	(339)	(1,060)	(881)
Deferred acquisition costs[1]	g (vi)	2,162	2,179	12,958	10,796
Deferred revenue	g (viii)	356	146	(24)	(380)
Other reconciling items		(13)	3	(101)	(20)
Future income taxes on the above noted items[2]		473	(256)	(36)	(509)
Change in accounting policy, net of income taxes		—	—	40	30

Net income and equity determined in accordance with U.S. GAAP		$3,170	$3,444	$26,214	$25,206
Effect of unrealized gains and losses on available-for-sale bonds and stocks:
Bonds	g (i)	(362)	(909)	2,853	3,215
Stocks	g (iii)	827	618	2,820	1,993
Actuarial liabilities	g (v)	(30)	(127)	(1,588)	(1,558)
Deferred acquisition costs	g (vi)	(213)	141	(494)	(281)
Deferred revenue	g (viii)	6	(19)	10	4
Value of business acquired	g (vii)	1	96	44	43
Pensions and other post-retirement plans	g (xi)	281	(141)	90	(191)
SFAS 133 adjustments		(133)	425	702	835
Future income taxes on the above noted items[2]		(24)	84	(1,073)	(1,049)
Foreign currency translation[3]		121	(1,047)	—	—

Comprehensive income and equity determined in accordance with U.S. GAAP[4]		$3,644	$2,565	$29,578	$28,217

[1]	Deferred acquisition costs consist of $ 3,152 (2005 – $3,009) of capitalized expenditures less $990 (2005 – $830) of amortization charged to income.

[2]	U.S. GAAP terminology is deferred income taxes.

[3]	Included a gain of $174 (2005 – gain of $206), net of tax, arising from hedges of foreign currency exposure of a net investment in a foreign operation.

[4]	Included in comprehensive equity was gross unrealized investment gains and gross unrealized investment losses of $6,644 and $971 (2005 – $6,398 and $1,190), respectively.
86     2006 Annual Report

d) Business combination with John Hancock Financial Services, Inc.
Effective April 28, 2004, the Company completed a merger with JHF under which MFC became the beneficial owner of all of the outstanding common shares of JHF that were not already beneficially owned by the Company as general fund assets, and JHF became a wholly owned subsidiary of MFC.
During the second quarter of 2005, the purchase equation with respect to the JHF acquisition was adjusted and finalized and, as a result, U.S. GAAP goodwill was increased by $624.
e) Information Provided in Connection with the Fixed Investment Option of the Deferred Annuity Contracts Issued by John Hancock Variable Life Insurance Company and the SignatureNotes Issued by John Hancock Life Insurance Company
The following condensed consolidating financial information, presented in accordance with U.S. GAAP, and the related disclosure have been included in these consolidated financial statements in compliance with Regulation S-X of the United States Securities and Exchange Commission (the “Commission”) and in accordance with Rule 12h-5 of the Commission, as these financial statements are incorporated by reference in the registration statements of MFC and its subsidiaries that are described below and which relate to MFC’s guarantee of certain securities issued and to be issued by its subsidiaries.
Effective April 28, 2004, a newly formed wholly owned subsidiary of MFC merged with JHF with the result that MFC became the beneficial owner of all of the outstanding common stock of JHF, and JHF became a wholly owned subsidiary of MFC (see note 3). As a result of the merger, John Hancock Variable Life Insurance Company (the “Variable Company”) and John Hancock Life Insurance Company (the “Life Company”), two wholly owned subsidiaries of JHF, became indirect wholly owned subsidiaries of MFC. The results of JHF’s operations have not been included in these condensed consolidating financial statements for periods prior to the merger.
The Variable Company sells deferred annuity contracts that feature a market value adjustment and are registered with the Commission. The deferred annuity contracts contain variable investment options and fixed investment period options. The fixed investment period options enable the participant to invest fixed amounts of money for fixed terms at fixed interest rates, subject to a market value adjustment if the participant desires to terminate a fixed investment period before its maturity date. The annuity contract provides for the market value adjustment to keep the parties whole with respect to the fixed interest bargain for the entire fixed investment period. The Variable Company refers to these fixed investment period options that contain a market value adjustment feature as “MVAs.”
On December 30, 2002, JHF fully and unconditionally guaranteed the Variable Company’s obligation to pay amounts due under any MVA that was outstanding on or following such date on transfer, withdrawal, surrender, maturity or annuitization of such MVA. On June 29, 2005, the Commission declared effective a joint registration statement filed by MFC and the Variable Company relating to MVAs to be sold on or after June 29, 2005, the payment of which will be fully and unconditionally guaranteed by MFC. MFC also guaranteed the payment obligations of the Variable Company under then outstanding MVAs. JHF will continue to guarantee MVAs that were outstanding before June 29, 2005, and JHF and MFC will be jointly and severally liable under such guarantees. However, JHF will not guarantee MVAs issued on or after June 29, 2005.
The Life Company sells medium-term notes to retail investors under its SignatureNotes program. The SignatureNotes are also registered with the Commission. On July 8, 2005, the Commission declared effective a joint registration statement filed by MFC and the Life Company relating to SignatureNotes to be issued by the Life Company on or after July 8, 2005, the payment of which will be fully and unconditionally guaranteed by MFC. MFC also guaranteed the payment obligations of the Life Company under then outstanding SignatureNotes.
MFC’s guarantees of the SignatureNotes and MVAs are unsecured obligations of MFC, and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC’s guarantees of the SignatureNotes and MVAs.
The laws of the State of New York and the Commonwealth of Massachusetts govern MFC’s guarantees of the SignatureNotes and MVAs, respectively, and MFC has consented to the jurisdiction of the courts of such jurisdictions. However, because a substantial portion of MFC’s assets are located outside the United States, the assets of MFC located in the United States may not be sufficient to satisfy a judgment given by a federal or state court in the United States to enforce the subordinate guarantees. In general, the federal laws of Canada and the laws of the Province of Ontario, where MFC’s principal executive offices are located, permit an action to be brought in Ontario to enforce such a judgment provided that such judgment is subsisting and unsatisfied for a fixed sum of money and not void or voidable in the United States and a Canadian court will render a judgment against MFC in a certain dollar amount, expressed in Canadian dollars, subject to customary qualifications regarding fraud, violations of public policy, laws limiting the enforcement of creditor’s rights and applicable statutes of limitations on judgments. There is currently no public policy in effect in the Province of Ontario that would support avoiding the recognition and enforcement in Ontario of a judgment of a New York or Massachusetts court on MFC’s guarantees of the SignatureNotes and MVAs, respectively.
Both MFC and JHF are insurance and bank holding companies. The assets of MFC and JHF consist primarily of the outstanding capital stock of their subsidiaries and investments in other international subsidiaries. Each company’s cash flows primarily consist of dividends from its operating subsidiaries, offset by expenses and shareholder dividends and stock repurchases for MFC, and dividends to MFC and operating expenses for JHF. As a holding company, each company’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantees, substantially depends upon dividends from its operating subsidiaries.
These subsidiaries are subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries, which may limit their ability to pay dividends or make contributions or loans to MFC or JHF, as applicable. For example, some of MFC’s subsidiaries are subject to restrictions prescribed by the ICA on their ability to declare and pay dividends. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing the company is, or the payment of the dividend would cause the company to be, in contravention of any regulation under the ICA regarding the maintenance by life insurance companies of adequate capital and adequate and appropriate forms of liquidity or any direction to the company made by the Superintendent of Financial Institutions (Canada) (the “Superintendent”) pursuant to subsection 515(3) of the ICA regarding its capital or liquidity. Dividends exceeding retained net income for the two preceding financial years plus net income for the
2006 Annual Report     87

year to the day of declaration of the dividend require approval of the Superintendent. There is currently no direction against paying a dividend that is applicable to any of MFC’s subsidiaries that are subject to the ICA. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least 10 days prior to the date fixed for its payment.
In the United States, insurance laws in Michigan, Delaware, New York, Massachusetts and Vermont, the jurisdictions in which certain U.S. insurance company subsidiaries of MFC and JHF are domiciled, impose general limitations on the payment of dividends and other upstream distributions or loans by these insurance subsidiaries. These laws prohibit the payment of dividends or other distributions or loans to shareholders which may result in the failure to maintain adequate capital and liquidity levels, either by imposing specific financial tests that must be met in order for dividends or other distributions to be paid without regulatory consent or by giving the state insurance regulator broad discretion to disapprove any proposal to pay a dividend or other distribution.
In Asia, the insurance laws of the jurisdictions in which MFC and JHF operate either provide for specific restrictions on the payment of dividends or other distributions or loans by subsidiaries or impose solvency or other financial tests, which could affect the ability of subsidiaries to pay dividends in certain circumstances.
Generally, there can be no assurance that any current or future regulatory restrictions in Canada, the United States or Asia will not impair each of MFC’s or JHF’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantee.
88     2006 Annual Report

The following condensed consolidating financial information, presented in accordance with U.S. GAAP, is provided in compliance with Regulation S-X of the Commission and in accordance with Rule 12h-5 of the Commission.
Condensed Consolidating Balance Sheet

				John Hancock
	Manulife		John Hancock	Variable Life			Consolidated
	Financial	John Hancock	Life Insurance	Insurance			Manulife
	Corporation	Financial	Company	Company	Other	Consolidation	Financial
As at December 31, 2006	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Assets
Invested assets	$2	$121	$64,468	$7,446	$110,677	$—	$182,714
Investments in unconsolidated subsidiaries	30,050	12,896	3,744	163	—	(46,853)	—
Other assets	557	1,022	13,736	3,328	29,692	(11,443)	36,892
Separate account assets	—	—	13,018	9,235	141,230	—	163,483

Total assets	$30,609	$14,039	$94,966	$20,172	$281,599	$(58,296)	$383,089

Liabilities and equity
Policy liabilities	$—	$—	$60,649	$7,456	$96,735	$(3,041)	$161,799
Consumer notes	—	—	2,860	—	—	—	2,860
Other liabilities	337	86	5,139	995	17,809	(5,009)	19,357
Long-term debt	350	1,360	1,112	—	2,620	(2,402)	3,040
Liabilities for preferred shares and capital instruments	344	—	—	—	2,228	—	2,572
Non-controlling interest in subsidiaries	—	—	—	—	420	(20)	400
Separate account liabilities	—	—	13,018	9,235	141,230	—	163,483
Shareholders’ equity	29,578	12,593	12,188	2,486	20,557	(47,824)	29,578

Total liabilities and equity	$30,609	$14,039	$94,966	$20,172	$281,599	$(58,296)	$383,089

As at December 31, 2005

Assets
Invested assets	$12	$142	$67,651	$6,935	$100,449	$(22)	$175,167
Investments in unconsolidated subsidiaries	30,111	14,895	3,756	163	—	(48,925)	—
Other assets	605	319	13,998	3,306	28,889	(10,488)	36,629
Separate account assets	—	—	13,018	8,741	111,903	—	133,662

Total assets	$30,728	$15,356	$98,423	$19,145	$241,241	$(59,435)	$345,458

Liabilities and equity
Policy liabilities	$—	$—	$64,473	$6,993	$89,717	$(3,061)	$158,122
Consumer notes	—	—	2,900	—	—	—	2,900
Other liabilities	2,167	103	5,336	982	15,500	(6,150)	17,938
Long-term debt	—	1,335	602	—	1,976	(1,433)	2,480
Liabilities for preferred shares and capital instruments	344	—	—	—	1,578	—	1,922
Non-controlling interest in subsidiaries	—	—	—	—	211	6	217
Separate account liabilities	—	—	13,018	8,741	111,903	—	133,662
Shareholders’ equity	28,217	13,918	12,094	2,429	20,356	(48,797)	28,217

Total liabilities and equity	$30,728	$15,356	$98,423	$19,145	$241,241	$(59,435)	$345,458

2006 Annual Report     89

Condensed Consolidating Statements of Operations

				John Hancock
	Manulife		John Hancock	Variable Life			Consolidated
	Financial	John Hancock	Life Insurance	Insurance			Manulife
	Corporation	Financial	Company	Company	Other	Consolidation	Financial
For the year ended December 31, 2006	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Revenue
Premium income	$—	$—	$2,949	$94	$9,458	$(6)	$12,495
Net investment income	5	30	3,556	367	6,072	(55)	9,975
Fee income and other revenue	74	3	367	489	5,700	(392)	6,241

Total revenue	$79	$33	$6,872	$950	$21,230	$(453)	$28,711

Policy benefits and expenses
Policyholder benefits	$—	$—	$4,923	$492	$12,493	$9	$17,917
Commissions, investment and general expenses	49	(1)	646	130	3,794	(341)	4,277
Amortization of deferred acquisition costs and value of business acquired	—	—	270	69	834	(5)	1,168
Other	27	58	371	33	832	(68)	1,253

Total policy benefits and expenses	$76	$57	$6,210	$724	$17,953	$(405)	$24,615

Income (loss) before income taxes	$3	$(24)	$662	$226	$3,277	$(48)	$4,096
Income tax (expense) recovery	(7)	15	(208)	(75)	(629)	(22)	(926)

Income (loss) after income taxes	$(4)	$(9)	$454	$151	$2,648	$(70)	$3,170
Equity in net income of unconsolidated subsidiaries	3,174	721	255	4	—	(4,154)	—

Net income	$3,170	$712	$709	$155	$2,648	$(4,224)	$3,170

For the year ended December 31, 2005

Revenue
Premium income	$—	$—	$2,296	$97	$9,513	$(39)	$11,867
Net investment income	5	4	4,383	395	6,544	(86)	11,245
Fee income and other revenue	22	—	410	480	4,991	(479)	5,424

Total revenue	$27	$4	$7,089	$972	$21,048	$(604)	$28,536

Policy benefits and expenses
Policyholder benefits	$—	$—	$4,755	$506	$12,571	$(545)	$17,287
Commissions, investment and general expenses	18	44	769	110	3,825	(563)	4,203
Amortization of deferred acquisition costs and value of business acquired	—	—	158	52	954	5	1,169
Other	14	49	303	34	681	(38)	1,043

Total policy benefits and expenses	$32	$93	$5,985	$702	$18,031	$(1,141)	$23,702

Income (loss) before income taxes	$(5)	$(89)	$1,104	$270	$3,017	$537	$4,834
Income tax (expense) recovery	(4)	38	(372)	(87)	(775)	(190)	(1,390)

Income (loss) after income taxes	$(9)	$(51)	$732	$183	$2,242	$347	$3,444
Equity in net income of unconsolidated subsidiaries	3,453	1,077	241	5	—	(4,776)	—

Net income	$3,444	$1,026	$973	$188	$2,242	$(4,429)	$3,444

90     2006 Annual Report

Condensed Consolidating Statement of Cash Flows

				John Hancock
	Manulife		John Hancock	Variable Life			Consolidated
	Financial	John Hancock	Life Insurance	Insurance			Manulife
	Corporation	Financial	Company	Company	Other	Consolidation	Financial
For the year ended December 31, 2006	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Operating activities
Net income	$3,170	$712	$709	$155	$2,648	$(4,224)	$3,170
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated subsidiaries	(3,174)	(721)	(255)	(4)	—	4,154	—
Increase in policy-related liabilities	—	—	915	132	6,149	—	7,196
Net realized investment gains and other investment items	—	—	(12)	7	(1,367)	—	(1,372)
Amortization of deferred acquisition costs and value of business acquired, net of capitalized amounts	—	—	17	(134)	(1,866)	—	(1,983)
Amortization of premium/discount	—	—	464	39	(232)	—	271
Other amortization	—	(9)	45	6	260	—	302
Future income tax expense	1	57	133	52	285	27	555
Stock-based compensation expense	—	—	2	—	24	—	26
Non-controlling interest in subsidiaries	—	—	—	—	10	11	21

Net income (loss) adjusted for non-cash items	$(3)	$39	$2,018	$253	$5,911	$(32)	$8,186
Change in other operating assets and liabilities	(9)	(40)	(151)	66	72	32	(30)

Cash provided by (used in) operating activities	$(12)	$(1)	$1,867	$319	$5,983	$—	$8,156

Investing activities
Purchase and mortgage advances	$—	$—	$(13,424)	$(1,988)	$(50,809)	$528	$(65,693)
Disposals and repayments	—	—	15,215	1,463	47,607	(528)	63,757
Subscription of preferred shares issued by a subsidiary	(28)	—	—	—	—	28	—
Net cash decrease from sales and acquisitions of subsidiaries	—	—	—	—	(59)	—	(59)
Cash paid for related party real estate	—	—	(175)	—	175	—	—
Capital contribution to unconsolidated subsidiaries	—	—	(80)	—	—	80	—
Dividends from unconsolidated subsidiary	1,755	645	182	—	—	(2,582)	—
Investment in common shares of related company	—	—	—	—	(1,100)	1,100	—

Cash provided by (used in) investing activities	$1,727	$645	$1,718	$(525)	$(4,186)	$(1,374)	$(1,995)

2006 Annual Report     91

Condensed Consolidating Statement of Cash Flows (continued)

				John Hancock
	Manulife		John Hancock	Variable Life			Consolidated
	Financial	John Hancock	Life Insurance	Insurance			Manulife
	Corporation	Financial	Company	Company	Other	Consolidation	Financial
For the year ended December 31, 2006	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$—	$—	$—	$—	$(384)	$—	$(384)
Issue of long-term debt	350	—	—	—	551	—	901
Capital contributions received from parent	—	—	—	—	80	(80)	—
Repayment of Interco long–term debt	—	33	555	—	(588)	—	—
Repayment of long–term debt	—	—	—	—	(272)	—	(272)
Issue of subordinated notes	—	—	—	—	645	—	645
Net redemptions in John Hancock Fixed institutional products	—	—	(4,493)	308	(778)	—	(4,963)
Bank deposits, net	—	—	—	—	2,296	77	2,373
Capital from joint venture partner	—	—	—	—	7	—	7
Consumer notes matured, net	—	—	(40)	—	—	—	(40)
Preferred share dividends	(30)	—	—	—	(5)	5	(30)
Common share dividends	(1,133)	—	(645)	(111)	(1,821)	2,577	(1,133)
Notes payable to subsidiary	314	—	—	—	350	(664)	—
Notes receivable from parent	—	—	—	—	(664)	664	—
Increase in notes receivable from affiliates	(27)	(701)	(131)	—	(11)	870	—
Increase (decrease) in notes payable to affiliates	(1)	—	—	—	871	(870)	—
Funds repaid, net	—	—	—	—	(69)	—	(69)
Tax benefit of stock options exercised	—	—	49	—	10	—	59
Purchase and cancellation of common shares	(1,631)	—	—	—	—	—	(1,631)
Common shares issued on exercise of options	139	—	—	—	—	—	139
Preferred shares issued (redeemed)		—
by a subsidiary	—	—	—	—	28	(28)	—
Preferred shares issued, net	294	—	—	—	—	—	294
Common shares issued	—	—	—	—	1,100	(1,100)	—

Cash (used in) provided by financing activities	$(1,725)	$(668)	$(4,705)	$197	$1,346	$1,451	$(4,104)

Cash and short-term investments
Increase (decrease) during the year	$(10)	$(24)	$(1,120)	$(9)	$3,143	$77	$2,057
Currency impact on cash and short-term investments	—	2	20	—	1	—	23
Balance, January 1	12	143	1,751	226	6,249	(77)	8,304

Balance, December 31, 2006	$2	$121	$651	$217	$9,393	$—	$10,384

Cash and short-term investments January 1
Gross cash and short-term investments	$12	$143	$1,751	$226	$6,710	$(77)	$8,765
Net payments in transit, included in other liabilities	—	—	—	—	(461)	—	(461)

Net cash and short-term investments, January 1	$12	$143	$1,751	$226	$6,249	$(77)	$8,304

End of year
Gross cash and short-term investments	$2	$121	$651	$217	$9,807	$—	$10,798
Net payments in transit, included in other liabilities	—	—	—	—	(414)	—	(414)

Net cash and short-term investments, December 31, 2006	$2	$121	$651	$217	$9,393	$—	$10,384

92     2006 Annual Report

Condensed Consolidating Statement of Cash Flows (continued)

				John Hancock
	Manulife		John Hancock	Variable Life			Consolidated
	Financial	John Hancock	Life Insurance	Insurance			Manulife
	Corporation	Financial	Company	Company	Other	Consolidation	Financial
For the year ended December 31, 2005	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Operating activities
Net income	$3,444	$1,026	$973	$188	$2,242	$(4,429)	$3,444
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated subsidiaries	(3,453)	(1,077)	(241)	(5)	—	4,776	—
Increase in policy-related liabilities	—	—	648	219	3,902	(429)	4,340
Net realized investment gains and other investment items	—	—	(565)	(41)	(1,946)	—	(2,552)
Amortization of deferred acquisition costs and value of business acquired, net of capitalized amounts	—	—	(71)	(216)	(1,553)	—	(1,840)
Amortization of premium/discount	—	—	650	58	87	—	795
Other amortization	—	(6)	29	3	189	—	215
Future income tax expense (recovery)	4	(34)	401	96	422	189	1,078
Stock-based compensation expense	—	—	6	—	27	—	33
Non-controlling interest in subsidiaries	—	—	6	—	6	(5)	7

Net income (loss) adjusted for non-cash items	$(5)	$(91)	$1,836	$302	$3,376	$102	$5,520
Change in other operating assets and liabilities	26	128	382	39	390	(107)	858

Cash provided by (used in) operating activities	$21	$37	$2,218	$341	$3,766	$(5)	$6,378

Investing activities
Purchase and mortgage advances	$—	$—	$(16,164)	$(1,863)	$(41,041)	$—	$(59,068)
Disposals and repayments	—	21	18,763	1,351	37,587	—	57,722
Capital contribution to unconsolidated subsidiaries	—	(387)	—	—	—	387	—
Subscription of affiliate subordinated debt	(31)	(156)	—	—	187	—	—
Redemption of preferred shares issued by a subsidiary	1,100	—	—	—	—	(1,100)	—
Dividends from unconsolidated subsidiary	1,000	832	239	—	—	(2,071)	—

Cash provided by (used in) investing activities	$2,069	$310	$2,838	$(512)	$(3,267)	$(2,784)	$(1,346)

2006 Annual Report     93

Condensed Consolidating Statement of Cash Flows (continued)

				John Hancock
	Manulife		John Hancock	Variable Life			Consolidated
	Financial	John Hancock	Life Insurance	Insurance			Manulife
	Corporation	Financial	Company	Company	Other	Consolidation	Financial
For the year ended December 31, 2005	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$—	$—	$—	$—	$(115)	$—	$(115)
Dividends paid to parent	—	—	(832)	(204)	(1,035)	2,071	—
Capital contributions received from parent	—	—	387	—	—	(387)	—
Repayment of long-term debt	—	—	(4)	—	(300)	—	(304)
Net redemptions in John Hancock Fixed institutional products	—	—	(3,885)	500	(642)	—	(4,027)
Bank deposits, net	—	—	—	—	1,635	(77)	1,558
Consumer notes issued, net	—	—	137	—	—	—	137
Preferred share dividends	(14)	—	—	—	(5)	5	(14)
Common share dividends	(926)	—	—	—	—	—	(926)
Increase in notes receivable from subsidiaries	(430)	—	—	—	—	430	—
Increase in notes payable to parent	—	—	—	—	430	(430)	—
Increase in notes receivable from affiliates	—	(319)	—	—	—	319	—
Increase (decrease) in notes payable to affiliates	—	387	—	—	(68)	(319)	—
Funds repaid, net	—	(281)	—	—	(99)	—	(380)
Purchase and cancellation of common shares	(1,238)	—	—	—	—	—	(1,238)
Common shares issued on exercise of options	186	—	—	—	—	—	186
Preferred shares redeemed by a subsidiary	—	—	—	—	(1,100)	1,100	—
Repayment of subordinated debt securities	—	—	—	—	(9)	—	(9)
Preferred shares issued, net	344	—	—	—	—	—	344

Cash (used in) provided by financing activities	$(2,078)	$(213)	$(4,197)	$296	$(1,308)	$2,712	$(4,788)

Cash and short-term investments
Increase (decrease) during the year	$12	$134	$859	$125	$(809)	$(77)	$244
Currency impact on cash and short-term investments	—	—	(31)	(3)	(174)	—	(208)
Balance, January 1	—	9	923	104	7,232	—	8,268

Balance, December 31, 2005	$12	$143	$1,751	$226	$6,249	$(77)	$8,304

Cash and short-term investments, January 1
Gross cash and short-term investments	$—	$9	$923	$104	$7,568	$—	$8,604
Net payments in transit, included in other liabilities	—	—	—	—	(336)	—	(336)

Net cash and short-term investments, January 1	$—	$9	$923	$104	$7,232	$—	$8,268

End of year
Gross cash and short-term investments	$12	$143	$1,751	$226	$6,710	$(77)	$8,765
Net payments in transit, included in other liabilities	—	—	—	—	(461)	—	(461)

Net cash and short-term investments, December 31, 2005	$12	$143	$1,751	$226	$6,249	$(77)	$8,304

94     2006 Annual Report

f) Additional information required to be reported under U.S. GAAP
Derivative instruments and hedging activities
For fair value hedges, the Company is hedging changes in the fair value of assets, liabilities or firm commitments with changes in fair values of the derivative instruments recorded in income. For cash flow hedges, the Company is hedging the variability of cash flows related to variable rate assets, liabilities or forecasted transactions. For cash flow hedges, the effective portion of changes in fair values of derivative instruments is recorded in other comprehensive income and reclassified into income in the same period or periods during which the hedged transaction affects earnings. The Company estimates that deferred net loss of $4, included in other comprehensive income as at December 31, 2006 (2005 – $10), will be reclassified into earnings within the next 12 months. Cash flow hedges include hedges of certain forecasted transactions up to a maximum of 40 years. For a hedge of its net investment in a foreign operation, the Company is hedging the foreign currency exposure of a net investment in a foreign subsidiary with changes in fair values of derivative instruments recorded in the currency translation account.
g) Valuation and income recognition differences between Canadian GAAP and U.S. GAAP

	Canadian GAAP	U.S. GAAP

(i) Bonds	Bonds are carried at amortized cost, less an allowance for specific losses. Allowances are provided on a specific bond whenever a decline in the value of the bond is considered to be other than temporary. Realized gains and losses on sale are deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the bond sold.	Bonds may be classified as “available-for-sale,” “held-to- maturity” or “trading” securities. “Available-for-sale” and “trading” bonds are carried at fair value, while “held-to- maturity” bonds are carried at amortized cost in the Consolidated Balance Sheets. A decline in the value of a specific “available-for-sale” or “held-to-maturity” bond that is considered to be other than temporary results in a write-down in the cost basis of the bond and a charge to income in the period of recognition. Realized gains and losses on sale are recognized in income immediately. Unrealized gains and losses on “available-for-sale” bonds, other than losses considered to be other than temporary, are excluded from income and reported net of tax in other comprehensive income, a component of equity, while unrealized gains and losses on “trading” bonds are included in income immediately.

(ii) Mortgages	Mortgages are carried at amortized cost less repayments and an allowance for specific losses. Realized gains and losses are deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the mortgage sold.	Mortgages are carried at amortized cost less repayments and an allowance for losses. Realized gains and losses are recognized in income immediately.

(iii) Stocks	Stocks are carried at a moving average market basis whereby carrying values are adjusted towards market value at 5% per quarter. Specific stocks are written down to fair value if an impairment in the value of the entire stock portfolio (determined net of deferred realized gains) is considered to be other than temporary. Realized gains and losses are deferred and brought into income at the rate of 5% of the unamortized deferred realized gains and losses each quarter.	Stocks may be classified as “available-for-sale” or “trading” securities and are carried at fair value in the Consolidated Balance Sheets. Other-than-temporary declines in the value of “available-for-sale” stocks result in a write-down in the cost basis of the stocks and a charge to income in the period of recognition. Realized gains and losses and other-than- temporary unrealized gains and losses on “available-for-sale” stocks are recognized in income immediately. Unrealized gains and losses on “available-for-sale” stocks, other than losses considered to be other than temporary, are excluded from income and reported net of tax in other comprehensive income, a component of equity, while unrealized gains and losses on “trading” stocks are included in income immediately.

(iv) Real estate	Real estate is carried at a moving average market basis whereby the carrying values are adjusted towards market value at 3% per quarter. Specific properties are written down to market value if an impairment in the value of the entire real estate portfolio (determined net of deferred realized gains) is considered to be other than temporary. Realized gains and losses are deferred and brought into income at the rate of 3% of the unamortized deferred realized gains and losses each quarter.	Real estate is carried at cost less accumulated depreciation. Specific properties are written down, taking into account discounted cash flows, if the carrying amount of the real estate is not recoverable and exceeds its fair value. Realized gains and losses are recognized in income immediately.
2006 Annual Report      95

Canadian GAAP	U.S. GAAP

(v) Policy liabilities	Actuarial liabilities for all types of policies are calculated using the Canadian Asset Liability Method (“CALM”) and represent the current amount of balance sheet assets which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends, tax (other than income taxes) and expenses on policies in-force. Actuarial liabilities are comprised of a best estimate reserve and a provision for adverse deviation. Best estimate reserve assumptions are made for the term of the liabilities and include assumptions with respect to mortality and morbidity trends, investment returns, rates of premium persistency, rates of policy termination, policyholder dividend payments, operating expenses and certain taxes. To recognize the uncertainty in the assumptions underlying the calculation of best estimate reserves, to allow for possible deterioration in experience and to provide greater comfort that actuarial liabilities are adequate to pay future benefits, the Appointed Actuary is required to add a margin to each assumption. These margins result in the calculation of a provision for adverse deviation, the impact of which is to increase actuarial liabilities and decrease the income that would otherwise be recognized at the time new policies are sold. Assumptions are updated regularly and the effects of any changes in assumptions, whether positive or negative, are recognized in income immediately. The margins for adverse deviations are recognized in income over the term of the liabilities as the risk of deviation from estimates declines.	There are four main Financial Accounting Standards for valuing actuarial liabilities as follows:

Statement of Financial Accounting Standards No. 60, “Accounting and Reporting by Insurance Enterprises” (“SFAS 60”), applies to non-participating insurance, including whole life and term insurance, disability insurance and certain reinsurance contracts. Actuarial liabilities are calculated using a net level premium method and represent the present value of future benefits to be paid to, or on behalf of, policyholders plus related expenses, less the present value of future net premiums. The assumptions include expected investment yields, mortality, morbidity, terminations and maintenance expenses. A provision for adverse deviation is also included. The assumptions are based on best estimates of long-term experience at the time of policy issue (or acquisition in the case of a business combination). The assumptions are not changed for future valuations unless it is determined that future income is no longer adequate to recover the existing Deferred Acquisition Cost (“DAC”) or Value of Business Acquired (“VOBA”) asset, in which case the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not subsequently be reduced even if the circumstances causing the strengthening are no longer applicable.

The future net investment income assumed in the calculation of actuarial liabilities is based on the projection of cash flows on the actual balance sheet assets supporting those liabilities, combined with an assumed re-investment strategy. Actuarial liabilities include allowances for credit losses associated with the assets supporting liabilities, as well as allowances for interest rate mismatch, liquidity, and other investment-related risks. The allowances for investment risks, other than fixed income credit risk, are established through scenario testing.

The term of the liability used in the valuation may be shorter than the ultimate contractual maturity.

Actuarial liabilities for guaranteed minimum death, withdrawal, annuitization and maturity benefits under segregated fund contracts are calculated using stochastic modeling techniques, with assumptions regarding the distribution of future segregated fund returns derived primarily from historical data.	Statement of Financial Accounting Standards No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” (“SFAS 97”), applies to limited- payment contracts (including payout annuities), universal life- type contracts and investment contracts. The actuarial liability for limited-payment contracts is determined using an approach similar to that applied under SFAS 60, except that the excess of gross premiums less net premiums is deferred and recognized over the lifetime of the policies. The actuarial liability for universal life-type contracts and investment contracts is equal to the policyholder account value or a similar amount. There is no provision for adverse deviation. If it is determined that expected future income for universal life-type contracts is no longer adequate to recover the existing DAC or VOBA, the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not subsequently be reduced even if the circumstances causing the strengthening are no longer applicable. For contracts subject to SFAS 97 that are acquired in a business combination, the actuarial liabilities may include an adjustment based on the fair value of the liabilities at the date of acquisition.

In addition, Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-1”), requires the recognition of additional actuarial liabilities for insurance benefit features under universal life-type contracts and for annuitization benefits. The additional actuarial liability is based on the estimated proportion of contract assessments required to fund insurance benefits and annuitization benefits in excess of the policyholder account value. The estimate of the required proportion must consider a range of possible future scenarios and is updated regularly as experience emerges and to reflect changes in assumptions regarding future experience.
96      2006 Annual Report

	Canadian GAAP	U.S. GAAP

(v) Policy liabilities (continued)		Statement of Financial Accounting Standards No. 120, “Accounting and Reporting by Mutual Life Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts” (“SFAS 120”), applies to participating insurance contracts. The actuarial liability for these contracts is computed using a net level premium method with mortality and interest assumptions consistent with the dividend fund or non-forfeiture assumptions. There is no provision for adverse deviation. The assumptions are not changed unless it is determined that expected future income is no longer adequate to recover the existing DAC or VOBA, in which case the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not subsequently be reduced if the circumstances causing the strengthening are no longer applicable.

In addition, in accordance with Emerging Issues Task Force Topic No. D-41 (“EITF D-41”), U.S. GAAP requires that actuarial liabilities be adjusted to reflect the changes that would have been necessary if the unrealized gains and losses on “available- for-sale” bonds and stocks had been realized. This adjustment to actuarial liabilities directly impacts shareholder equity and is not reflected in net income, consistent with the treatment of the corresponding adjustments to the carrying value of the assets.

Actuarial liabilities for guaranteed minimum death and annuitization benefits under segregated fund contracts are valued under the rules of SOP 03-1, with fund return assumptions consistent with those used for Canadian GAAP.

Guaranteed minimum withdrawal and maturity benefits under segregated fund contracts are considered to be embedded derivatives subject to the rules of SFAS 133. Liabilities for these guaranteed benefits are measured at fair value using stochastic techniques, with assumptions regarding the distribution of future segregated fund returns derived from option pricing parameters observed in the market. These liabilities are excluded from actuarial liabilities and included in other liabilities on the Consolidated Balance Sheets.

(vi) Deferred acquisition costs	The cost of acquiring new insurance and annuity business, consisting primarily of commissions and underwriting and issue expenses, is implicitly recognized as a reduction in actuarial liabilities.	Acquisition costs which vary with, and are primarily related to, the production of new business are deferred and recorded as an asset. This DAC asset is amortized into income in proportion to different measures, depending on the policy type. DAC associated with SFAS 60 policies are amortized and charged to income in proportion to premium income recognized. For non- participating limited payment insurance policies, the DAC asset is amortized in proportion to the in-force face amount of the policies.

DAC associated with SFAS 97 and SFAS 120 policies (i.e., universal life-type contracts, investment contracts and participating insurance contracts) are amortized and charged to income in proportion to the estimated gross profit margins expected to be realized over the life of the contracts. The proportion of gross profits required to amortize the DAC is re-estimated periodically based on actual experience and updated assumptions regarding future experience, and total amortization to date is adjusted to reflect any change in this estimated proportion.

In addition, EITF D-41 requires that DAC related to SFAS 97 and SFAS 120 contracts should be adjusted to reflect the changes that would have been necessary if the unrealized gains and losses on “available-for-sale” bonds and stocks had actually been realized. These amounts are recorded in other comprehensive income.
2006 Annual Report      97

	Canadian GAAP	U.S. GAAP

(vii) Value of business acquired	The value of in-force policies acquired in a business combination is implicitly recognized as a reduction in actuarial liabilities.	VOBA is determined at the acquisition date and recorded as an asset. The initial determination is based on a projection of future profits, net of the cost of required capital, which are discounted at a risk-adjusted yield. The VOBA asset is allocated among the various product lines, and is amortized and charged to income using the same methodologies used for DAC amortization but reflecting premiums or profit margins after the date of acquisition only.

Changes to VOBA that would have been necessary had unrealized gains and losses on “available-for-sale” bonds and stocks had actually been realized are recorded in other comprehensive income.

(viii) Deferred revenue	All premium income is recorded as revenue. The anticipated costs of future services are included within the actuarial liabilities.	Under SFAS 97, fees assessed to policyholders relating to services that are to be provided in future years are recorded as deferred revenue. Deferred revenue is amortized to fee income in the same pattern as the amortization of the DAC asset. Changes to deferred revenue that would have been necessary had unrealized gains and losses on “available-for-sale” bonds and stocks actually been realized are recorded in other comprehensive income.

(ix) Reinsurance ceded	Under Canadian GAAP, actuarial liabilities are reported net of amounts expected to be recovered from reinsurers under reinsurance treaties. Cash flows expected to be paid to, and received from, reinsurers are included in the CALM valuation.	Statement of Financial Accounting Standards No. 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts” (“SFAS 113”) applies to reinsurance ceded. Under SFAS 113, actuarial liabilities are not reduced to reflect amounts ceded to reinsurers; rather, amounts recoverable from reinsurers are reported separately as an asset on the balance sheet. Amounts recoverable from reinsurers are estimated using methods and assumptions consistent with those used to estimate the actuarial liabilities for the reinsured policies.

SFAS 113 requires that the estimated net profit or loss from long-duration reinsurance treaties be recognized over the lifetime of the reinsured policies. This treatment may create volatility in net income due to the difference in timing between recognition of claims paid to policyholders and recognition of claims reimbursement received from reinsurers.

(x) Derivatives	Derivatives are designated and effective as hedges if there is a high correlation between changes in market value of the derivative and the underlying hedged item at inception and over the life of the hedge. Realized and unrealized gains and losses on derivatives designated and effective as hedges are accounted for on the same basis as the underlying assets and liabilities. Derivatives no longer considered hedges are carried on a moving market basis, whereby carrying values are moved toward market at a rate of 5% per quarter. Realized gains and losses are deferred and amortized into income at the rate of 5% of the unamortized deferred realized gains and losses each quarter.	All derivatives are reported in the Consolidated Balance Sheets at their fair values, with changes in fair values recorded in income or equity, depending on the nature and effectiveness of the hedge. Changes in the fair value of derivatives not designated as hedges will be recognized in current period earnings. Specific guidance is provided relating to the types of hedges, the measurement of hedge ineffectiveness and hedging strategies. When a derivative instrument that is designated and qualifies as a fair value hedge is terminated, a final fair value change is recorded in income, together with the offsetting change in fair value of the hedged item. When a derivative instrument that is designated and qualifies as a cash flow hedge is terminated, the effective portion of the accumulated gain or loss continues to be recorded in other comprehensive income until the hedged item is recorded in income. If the Company determines that a hedged forecasted transaction is no longer probable of occurring, the unrealized gain or loss from the derivative instrument recorded in other comprehensive income is immediately recognized in earnings. See also section f.
98      2006 Annual Report

	Canadian GAAP	U.S. GAAP

(xi) Employers’ accounting for defined benefit pension and other post- retirement plans	The cost of defined benefit pension benefits is recognized using the projected benefit method pro-rated on services and estimates of expected return on plan assets, salary escalation and retirement ages of employees. Actuarial gains and losses that exceed 10% of the greater of the accrued benefit obligation or the market-related value of the plan assets are amortized to income on a straight-line basis over the estimated average remaining service lives of plan members. The expected return on plan assets is based on an estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over five years. Prepaid benefit costs are included in other assets and accrued benefit liabilities are included in other liabilities.	In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 158 “Employers’ Accounting for Defined Benefit and Other Post Retirement Plans” (“SFAS 158”). SFAS 158 requires the funded status of a defined benefit pension or other post- retirement benefit plan to be recognized on the balance sheet as an asset or liability with an offset to other comprehensive income. The funded status is measured as the difference between plan assets at their fair value and the benefit obligation. SFAS 158 does not require restatement of prior periods and is effective for the year ended December 31, 2006. To initially apply SFAS 158, the Company recorded pre-tax other comprehensive income of $281 to recognize the funded status of its defined benefit pension and other post-retirement benefit plans, resulting in accumulated other comprehensive income of $90.
h) Presentation differences between Canadian GAAP and U.S. GAAP

	Canadian GAAP	U.S. GAAP

(i) Premiums	All premium income is reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Operations.	Under SFAS 60 and SFAS 120, gross premiums are reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Operations.

Premiums collected on SFAS 97 contracts are not reported as revenue in the Consolidated Statements of Operations but are recorded as deposits to policyholders’ account balances. Fees assessed against policyholders’ account balances relating to mortality charges, policy administration and surrender charges are recognized as revenue.

(ii) Death, maturity and surrender benefits	All death, maturity and surrender benefits are reported in the Consolidated Statements of Operations when incurred. Additionally, to the extent these amounts have previously been provided for in actuarial liabilities, a corresponding release of actuarial liabilities is recorded in the Consolidated Statements of Operations.	For SFAS 60 and SFAS 120 contracts, all death, maturity and surrender benefits are reported in the Consolidated Statements of Operations when incurred. Additionally, to the extent these amounts have previously been provided for in actuarial liabilities, a corresponding release of actuarial liabilities is recorded in the Consolidated Statements of Operations.

For universal life-type contracts and investment contracts accounted for under SFAS 97, benefits incurred in the period in excess of related policyholders’ account balances are recorded in the Consolidated Statements of Operations.

(iii) Change in actuarial liabilities	Interest credited on policyholders’ account balances is included in change in actuarial liabilities in the Consolidated Statements of Operations.	Interest required to support SFAS 97 contracts is included in actuarial liabilities in the Consolidated Balance Sheets and is classified in policyholder payments in the Consolidated Statements of Operations.

(iv) Segregated funds assets and liabilities	Investments held in segregated funds are carried at market value. Segregated funds are managed separately from those of the general fund of the Company and are, therefore, presented in a separate schedule and are not included in the general fund Consolidated Balance Sheets or Consolidated Statements of Operations.	Assets and liabilities are called separate accounts and are presented in summary lines in the Consolidated Balance Sheets. Assets and liabilities are carried at market values and contract values, respectively.

SOP 03-1 requires General Account classification for Separate Account contracts for which all of the investment risk is not passed along to the Separate Accounts holder. This results in the reclassification of certain segregated funds under Canadian GAAP to the General Account for U.S. GAAP.

(v) Consolidated Statements of Cash Flows	The cash flows from investment contracts, including deferred annuities and group pensions, are disclosed as an operating activity in the Consolidated Statement of Cash Flows.	The cash flows from investment contracts accounted for under SFAS 97 are disclosed as a financing activity in the Consolidated Statement of Cash Flows.
2006 Annual Report      99

	Canadian GAAP	U.S. GAAP

(vi) Reinsurance	Where transfer of risk has occurred, reinsurance recoverables relating to ceded life insurance risks and ceded annuity contract risks are recorded as an offset to actuarial liabilities.	Where transfer of risk has occurred, life insurance actuarial liabilities are presented as a gross liability with the reinsured portion included as reinsurance recoverable. Actuarial liabilities related to annuities are also presented on a gross basis with the reinsured portion accounted for as deposits with reinsurers.

(vii) Consolidation accounting – evaluation of general partners’ control over their limited partnerships	Control over a limited partnership by its general partner (or by corollary, control over a limited liability company by its managing member) is evaluated based on facts and circumstances. Factors which are considered include whether the general partner is subject to removal without cause by any proportion or number of unrelated limited partners, and whether unrelated limited partners acting in any proportion or number have veto rights over significant decisions that would be expected to be made in the ordinary course of the limited partnership’s business.	In July 2005, the Emerging Issues Task Force issued EITF No. 04-5 – “Investor’s Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights” (“EITF 04-5”).

EITF 04-5 presumes that the general partner of a partnership (or managing member of a limited liability company) controls the partnership and should consolidate it, unless limited partners have either substantive kickout rights (defined as the ability of a simple majority of those limited partners not related to the general partner to remove the general partner without cause) or have substantive participating rights (defined as the ability to be actively involved in managing the partnership) or the partnership is a VIE, in which case VIE consolidation accounting rules should be followed. As a result of adopting EITF 04-5 on January 1, 2006, the Company consolidated three partnerships. Consolidation of two partnerships into the Company’s general fund as at December 31, 2006, resulted in an increase in invested assets of $149 and an increase in non-controlling interest in subsidiaries of $149. Consolidation of one partnership into the Company’s separate accounts as at December 31, 2006 resulted in an increase in separate account assets of $67, and an increase in separate account liabilities of $67.

(viii) Investment income and expenses	Investment income and related investment expenses are presented gross in the Consolidated Statements of Operations.	Investment income and related investment expenses are presented on a net basis in the Consolidated Statements of Operations.
i) Future U.S. GAAP Accounting and Reporting Changes
Fair value option for financial assets and liabilities
In February 2007, the FASB issued Statement of Financial Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159’s objective is to enable companies to mitigate that earnings volatility which is caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions. SFAS 159 provides the option to use fair value accounting for most financial assets and financial liabilities, with changes in fair value reported in earnings. Selection of the fair value option is irrevocable, and can be applied on a partial basis, i.e. to some but not all similar financial assets or liabilities. SFAS 159 will be effective for the Company beginning January 1, 2008, and will then be prospectively applicable. The Company is currently evaluating the impact SFAS 159 will have on its consolidated financial statements.
Deferred acquisition costs
In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts” (“SOP 05-1”). This guidance changes accounting for deferred acquisition costs of internal replacements of insurance and investment contracts. An internal replacement that is determined to result in a replacement contract that is substantially changed from the replaced contract should be accounted for as an extinguishment of the replaced contract. Unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from extinguished contracts should no longer be deferred and charged off to expense. This guidance will be effective for the Company’s fiscal year beginning January 1, 2007, on a prospective basis. Retrospective adoption is not permitted. The Company does not expect the adoption to materially impact the consolidated financial statements.
Accounting for leveraged leases
In July 2006, the FASB issued FASB Staff Position 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction.” This guidance requires that changes in the projected timing of cash flows relating to income taxes generated by a leveraged lease be considered triggers requiring recalculation of the rate of return and allocation of lease income from the inception of the lease, with gain or loss recognition of any resulting change. Prior to this amendment, only changes to lease assumptions which affected the total amount of estimated net income were considered to be such triggers. The pronouncement is effective for the Company’s fiscal year beginning January 1, 2007 and transition to the new standard will result in a charge to opening retained earnings at January 1, 2007 of $157.
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Accounting for uncertainty in income taxes
In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). This guidance prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The standard is effective for the Company for the period beginning January 1, 2007 and upon adoption, the cumulative effect of the change will be recorded in retained earnings. The Company does not expect the adoption to materially impact the consolidated financial statements.
Accounting for certain hybrid financial instruments
In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”). This guidance amends SFAS 133 on derivatives and hedging and SFAS 140 on transfers and servicing of financial assets and extinguishments of liabilities, and resolves issues on the application of SFAS 133 to beneficial interests in securitized financial assets. SFAS 155 removes the requirement to bifurcate certain financial instruments by providing a fair value measurement option for certain hybrid financial instruments containing embedded derivatives. Use of this fair value option requires changes in fair value of the financial instrument be recorded in income. SFAS 155 is effective for all instruments acquired, issued or subject to a remeasurement event occurring on or after January 1, 2007. The Company does not expect the adoption to materially impact the consolidated financial statements.

Note 23 ▪	Comparatives
Certain comparative amounts have been reclassified to conform with the current year’s presentation.

Note 24 ▪	Subsequent Event
Subordinated debt securities
On February 1, 2007, MIC Trust redeemed both its total outstanding U.S. $492.5 trust preferred securities at par plus accrued and unpaid distributions to the date of redemption and the U.S. $15, 8.25% securities held by MIC. MIC redeemed all of the outstanding subordinated debentures issued to MIC Trust due February 1, 2027 at par plus accrued and unpaid interest to the date of redemption and redeemed its preferred purchase contracts. MIC Trust has subsequently been dissolved.
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